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Follow-Up Materials

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REGISTRANT'S NAME Kirin Brewery Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 188 FISCAL YEAR 12-31-03

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OICF/BY: dw

DAT : 2/26/04

February 19, 2004

KIRIN BREWERY COMPANY, LIMITED
SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive Officer, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 19, 2004

Whether US GAAP is applied: none

1. Business results and financial positions for the current fiscal year (January 1, 2003 - December 31, 2003)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating Income (¥ millions)	Percentage change (%)	Ordinary Income (¥ millions)	Percentage change (%)
Year ended December 31, 2003	1,597,509	0.9	101,555	13.1	94,676	12.1
Year ended December 31, 2002	1,583,248	1.4	89,789	19.6	84,443	21.8

	Net income (¥ millions)	Percentage change (%)	Net income per share (Primary) (¥)	Net income per share (Diluted) (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2003	32,395	(0.4)	33.27	—	4.1	5.4	5.9
Year ended December 31, 2002	32,540	40.7	33.26	—	4.2	5.0	5.3

Notes : ①Equity in earnings (loss) of affiliates:

December 31, 2003 ¥ (2,189) million
December 31, 2002 ¥ 2,102 million

②Average number of shares of common stock outstanding during the period (Consolidated) :

December 31, 2003 966,305,073 shares

December 31, 2002 978,318,065 shares

③Change in accounting policies: Yes

④Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2003, to those for the year ended December 31,2002.

(2) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2003	1,787,867	803,882	45.0	831.84
December 31, 2002	1,744,131	769,227	44.1	795.71

Notes :Number of shares of common stock issued and outstanding (Consolidated) :

December 31, 2003 966,091,780 shares

December 31, 2002 966,713,386 shares

(3) Cash flows:

	Cash flows from operating activities (¥ million)	Cash flows from investing activities (¥ million)	Cash flows from financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Year ended December 31, 2003	118,430	(62,867)	(30,018)	129,978
Year ended December 31, 2002	87,750	(175,377)	50,699	105,625

(4) Scope of consolidation and application of equity method:

Consolidated subsidiaries: 309 companies

Subsidiaries under equity method: None

Affiliates under equity method: 15 companies

(5) Changes in scope of consolidation and application of equity method:

Consolidation: Increase 17 companies, Decrease 13 companies

Equity method: Increase 1 company, Decrease 3 companies

2. Forecast of business results for the next fiscal year (January 1, 2004-December 31, 2004)

	Sales (¥ million)	Ordinary income (¥ million)	Net income (¥ million)
6 months ending June 30,2004	780,000	37,000	13,000
Year ending December 31, 2004	1,700,000	102,000	43,000

(Reference) Forecasted net income per share (Year ending December 31, 2004) ¥ 44.25
Forecasted operating income (6 months ending June 30, 2004) ¥ 39,000 millions
Forecasted operating income (Year ending December 31, 2004) ¥106,000 millions

(Note) Please refer to page 8 for the assumptions and other matters related to the above forecast.

Corporate Group

The Kirin Group consists of Kirin Brewery Co., Ltd. ("the Company"), its 309 consolidated subsidiaries and 15 affiliates applied by the equity method. The major group companies in the respective business segments are as follows:



Alcoholic Beverages Business
LION NATHAN LTD. and 192 others
KIRIN AUSTRALIA PTY. LTD.
Sales and Manufacture of Malts
Zhuhai Kirin President Brewery Co., Ltd. and 2 others
SAN MIGUEL CORPORATION
EI SHO GEN Co., Ltd.
RAYMOND VINEYARD & CELLAR INC.
Sales of Liquors ,etc.
Four Roses Distillery LLC
KIRIN DISTILLERY Co., Ltd.
8 others, Total 210 companies
Soft Drinks Business
Kirin Beverage Corporation
Hokkaido Kirin Beverage Corp.
Vivax Co., Ltd
Kirin MC Danone Waters Co., Ltd
and 11 others
The Coca-Cola Bottling Company of Northern New England, Inc. and 7 others
Kinki Coca-Cola Bottling Co., Ltd.
Total 24 companies
Kirin Brewery Company, Limited
Pharmaceuticals Business
Sales and Manufacture of Pharmaceuticals
Kirin Kunpeng(China)Bio-Pharmaceutical Co, Ltd.
Consent to Use of Patent
KIRIN-AMGEN, INC.
4 others, Total 6 companies
Other Business
Nagano Tomato Co., Ltd.
Koiwai Dairy Products Co., Ltd.
YONEKYU CORPORATION
Shipping of Products and Containers and Work on Premises
Kirin Logistics Co., Ltd. and 15 others
Engineering Services
Kirin Engineering Co., Ltd.
Sales and Manufacturing of Machinery
Kirin Techno-System Co., Ltd.
Sales of alcoholic beverages
Kirin Dining Co., Ltd
Kirin Agribio EC B.V. and 26 others
Sales of Seeding
TWYFORD INTERNATIONAL INC. and 1 other
Kirin Well-Foods Company, Limited
Contract Manufacture of Functional Foods
Takeda-Kirin Foods Corporation
Yokohama Arena Co., Ltd.
Import-Export Operations
Kirin International Trading Inc.
YOKOHAMA AKARENGA, INC.
Leasing
Kirin Lease Co., Ltd.
27 others, Total 84 companies
Consolidated subsidiaries
Affiliates applied by the equity method

Note 1. Among consolidated subsidiaries, Kirin Beverage Corporation is listed on the First Section of the Tokyo Stock Exchange.
2. KIRIN-ASUPRO CORPORATION was renamed to Kirin Well-Foods Company, Limited on December 1, 2003, after merging KIRIN-ASUPRO SALES CORPORATION that was a consolidated subsidiary.

MANAGEMENT POLICIES

1. Basic Kirin Group Management Policies

The Kirin Group, in order to realize its corporate philosophy of contributing to the health, happiness and comfort of people around the world, has established the following five management policies:

(1) Priority on Customers and Quality
(2) Open and Fair Behavior
(3) Respect for People
(4) Sound Management
(5) Contribution to Society

Long-Term (2010) Group Vision

- Deliver enjoyment and pleasure through food and health as a trusted partner of consumers
- Become a leading alcohol beverage and soft drink company in Asia and Oceania, utilizing leading technology in fermentation and biotechnology

2. Fundamental Company Policy on Distribution of Profits

Kirin considers providing appropriate returns on income to shareholders to be a top management priority, and the Company has paid dividends every year without fail since its establishment in 1907. Giving due consideration to matters such as strengthening the quality of management and business development, Kirin intends to offer stable dividends as a way to meet shareholder demands. Retained earnings will be earmarked for investment in businesses for the future.

3. Position and Policy on Reduction of the Stock Trading Unit

Kirin places importance on increasing its corporate value, expanding its shareholder base and increasing the liquidity of its stock. The Company will carefully consider reducing the trading unit, taking into account the overall costs and benefits, as well as future trends in the stock market.

4. Medium-to-Long-term Management Strategy

For Kirin, 2004 marks the first year of a new three-year medium-term management plan. Utilizing the Group management foundations that have been established, and continuing to pursue increases in profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation to a development-and-proposal oriented strong corporate group.

As a part of this effort, in addition to improving EVA*, Kirin has set Group targets for 2006 of ¥1,860 billion in sales, an operating margin of 7%, and ROE of 6%.

*EVA (Economic Value Added) is a registered trademark of Stern Stewart & Co.

5. Issues for the Kirin Group

The following are specific strategies outlined in the 2004-2006 medium-term business plan.

(1) Strengthen the Domestic Alcohol Beverages and Soft Drinks Businesses, the Foundations of the Kirin Brand

Bolster product brands to increase the Kirin brand value

In the domestic alcohol beverage business, Kirin will clarify its positioning in each alcohol category, and through a strengthening of product brands reaffirm its leading position in the low-alcohol beverage* market by 2006. As a corporate Group focused on development and consultative marketing, Kirin will promote market-creating product strategies that anticipate diversity and changes in consumer preferences, values and lifestyle. In the soft drinks business, Kirin will concentrate on growth categories, employing products developed through the application of Group R&D to offer products that create new markets.

* Collective term for beverages with alcohol content of less than 10%, such as beer, *happo-shu* and canned *chu-hi* drinks.

Create new business models utilizing synergies from the domestic alcohol beverages and soft drinks businesses

In all aspects of the business, including R&D, production, distribution and sales, Kirin will shift from its former competitive stance to one based more solidly on providing value to customers, and promote a change to a business style focused on development-and-proposal marketing. Also, by building an enhanced infrastructure through integration of product development with that of the soft drinks business, joint distribution and greater contracted production of soft drinks, Kirin will establish new business models, and enhance Group synergies.

(2) Strengthen the platform of the Overseas Alcohol Beverages Business, and Further Develop Diversified Businesses

In the overseas alcohol beverages business, Kirin seeks to offer a comprehensive lineup of alcohol products throughout the Group. Concentrating on principal markets in Asia and Oceania, Kirin will formulate product strategies appropriate to each market, enhance Group synergies, strengthen business foundations in ways that may include new joint ventures, and improve profitability.

In the pharmaceuticals business, Kirin will further strengthen its sales base, and is seeking to launch KRN321, the second generation of *ESPO* currently under development. While considering new joint business ventures, Kirin will also enhance its development pipeline, and expand its business in Asia. The agribio and nutrient foods businesses will also continue to be strengthened.

(3) Implement of Corporate Social Responsibility (CSR)

Amid growing societal demands for assurances regarding the trustworthiness of corporations, the Kirin Group practices measures that establish a unique approach to CSR. The Kirin Group is focusing its efforts on environmental management, ensuring food safety, promoting the responsible consumption of alcohol, and guaranteeing management compliance.

6. Policies Concerning the Management Structure

As part of its reform of the management structure, effective March 28, 2003, Kirin revised the makeup of the Board of Directors, and introduced an executive officer system to clarify the responsibilities of the decision-making and operating functions. The number of directors was reduced, and an advisory board established to enhance the top-level decision-making function of the Board of Directors. The establishment of an Appointment Advisory Committee and Compensation Advisory Committee increases transparency in management, and the establishment of new meeting bodies creates a structure to support prompt decision making by the executive officers.
The Company's corporate governance structure is as follows:


Shareholders' Meeting
Board of Auditors
Internal Auditors
External Auditors
Board of Directors
Accounting Auditor
Managerial Auditing Division
Internal Auditors
Operations
President
Senior Executive Officers
Managing Executive Officers
Executive Officers
Appointment Advisory Committee
Compensation Advisory Committee
Examines the system and standards for compensation of directors, executive officers and auditors, and presents findings to the Board of Directors
Advisory Board
Domestic Alcohol Strategy Committee
Considers vital issues relating to administration of the domestic alcohol business
Management Strategy Committee
Considers vital issues relating to administration of all businesses other than the domestic alcohol business
Risk Management Committee

Note:

Composition of personnel: Ten directors (two external); four auditors (two external); 29 executive officers (president, three senior executive officers, six managing executive officers and 19 executive officers); four members of the Appointment Advisory Committee (one external); four members of the Compensation Advisory Committee (one external); and four members of the Advisory Board

RESULTS OF OPERATIONS AND FINANCIAL POSITION

1. Review of Operations

The Japanese economy during 2003 saw a slight pickup in corporate earnings, but employment instability, continued deflationary trends and slow growth in individual consumption left a lingering feeling of recession.
In the beer and *happo-shu* (low-malt beer) market, the long-running decline in consumption, along with revisions to the tax code that included an increase in the tax on *happo-shu* implemented in May, and a record cool summer combined to drive down overall demand compared to the previous year. The low-alcohol beverage category, however, made up principally of *chu-hi* drinks, grew substantially from the previous year. Overall demand for whiskey and wine fell from the previous year, but *shochu* (Japanese distilled liquor made from grain) continued to gain as a result of its economical value and changing consumer preferences. In the soft drinks industry, despite aggressive marketing by manufacturers, overall demand was down from the previous year due to the slowdown in consumption and the cool summer. In the pharmaceuticals industry, sales in the domestic market were strong.
Amid this environment, Kirin pursued achieving its targets and gaining further customer support through corporate activities that focused on customers and quality.

Sales for fiscal 2003 totaled ¥1,597.5 billion (an increas of 0.9% from the previous fiscal year), due to increased sales of *happo-shu*, *chu-hi* drinks, soft drinks and pharmaceuticals, and despite a fall in sales of beer. In terms of profitability, revision of the earnings structure led to operating income of ¥101.5 billion (up 13.1% from the previous fiscal year), ordinary income of ¥94.6 billion (up 12.1%), and net income of ¥32.3 billion (a decline of 0.4%).

Dividends for the year totaled ¥12 per share, made up of an interim dividend of ¥6 per share, and a year-end dividend of ¥6 per share.

Results by Business Segment

Alcohol Beverages Business

Kirin concentrated on developing a comprehensive alcohol beverages business through greater Group cooperation and collaboration. It has strategically invested resources in growth categories, and strengthened marketing.
In the beer category, Kirin developed products that deliver new value, mainly for the *Lager* and *Ichiban Shibori* brands. *Kirin Lager*'s brand value was increased through the launch of can packages of *Kirin Classic Lager* in response to customer requests. For *Ichiban Shibori*, the Company continued to pursue a variety of measures aimed at strengthening the brand's position as the representative draft beer brand, such as its series of advertisements associating the brand with food. Kirin also worked to bring a new enjoyment to beer by offering the *Kirin Tarunama System* (made available through the industry's first chilled distribution network), allowing consumers to enjoy authentic draft beer at home. Sales channels were also increased for the unfiltered, live-yeast beer *Maroyaka Kobo*, also marketed through the chilled distribution network.
In the *happo-shu* (low-malt beer) category, Kirin concentrated mainly on strengthening its key *Kirin Tanrei* brand, as well as the *Tanrei Green Label* and *Gokunama* brands. Since the launch of *Tanrei Alpha* in February, Kirin has continued to improve its unique technology, cutting 95 percent (Kirin's comparison) of purine bodies and improving the taste. Other new products launched in response to diversifying customer needs include *Namakuro*, which follows the same concept behind *Gokunama*, and *Kirin Honey Brown*, a limited-release *happo-shu* that offers a unique taste by using honey as one of its ingredients.
In the *chu-hi* category, Kirin sought to strengthen the *Kirin Chu-hi Hyoketsu* brand. A new lime flavor was added to the lineup, with *Chardonnay Sparkling* and *White Peach Sparkling* launched as part of the new Premium Fruits series, allowing the Company to broaden the range of *chu-hi* customers and continue to lead the expansion of the *chu-hi* market.
In the wine and spirits category, the Company continued to concentrate on increasing the power of such brands as *Chivas Regal* scotch and *Four Roses* bourbon, and to expand its lineup of wines. Also, the sales area for *Kirin Mugi Shochu Pure Blue* was expanded nationwide in May.
During the year Kirin also introduced *Malt Squash*, offering authentic beer taste with approximately 0.5% of the alcohol, as part of a move to create a new category of beer-tasete beverages aimed at adults.
In sales and marketing, Kirin Communication Stage Co., Ltd., which mainly handles in-store marketing and promotion for volume retailers, widened its operational area to include the Kinki region in January, and began operating nationwide in April. This subsidiary has been operating in the Tokyo area since its establishment in September 2002. Kirin also continued with effective investment of marketing funds and strategic allocation of resources in growth markets.
In the international beer business, *Kirin Pure and Light*, a new beer developed in cooperation with Chinese subsidiary of LION NATHAN LTD. and produced in China, was launched in Shanghai in January. In May a new Kirin brand beer produced by LION NATHAN LTD., *KIRIN ICHIBAN-First Press Beer*, was launched in Australia and New Zealand.

As a result of the above, sales in the alcohol beverages business totaled ¥1,045.4 billion (a decrease of 2.3% from the previous fiscal year), with operating income of ¥68.0 billion (up 24.3%).

Soft Drinks Business

Kirin Beverage Corporation, which plays a central part in Kirin's soft drinks business, undertook aggressive marketing during the year, aiming to grow and develop its core brands.
New premium products were added to the *Kirin Namacha* lineup, and measures such as Internet campaigns were employed to enhance the freshness of the brand, resulting in an increase in sales. Improved taste and packaging, along with a new advertising campaign for *Gogono-kocha* ("afternoon tea") carried out in April, resulted in sales well in excess of targets. The variety of packaging for *Kirin Amino Supli* was also expanded, leading to strong sales and establishing the drink as one of the Company's core products.
In the growing market for mineral water, Kirin undertook a marketing campaign to establish *Volvic* as one of the leading brands of imported mineral water, and at the same time took steps to strengthen the *Kirin Alkali-Ion-no-Mizu* brand.
In marketing, Kirin stepped up sales activity with an emphasis on volume retailers, while the Company's vending machine

division began full-fledged joint marketing with Yakult Honsha Co., Ltd.
In production, the Company continued to focus on Group efforts aimed at cutting production costs and enhancing product quality management.
In China, performance was strong as a result of healthy sales of *Kirin Gogono-kocha*, *Kirin Namacha*, *Kirin Amino Supli* and *Kirin Kikicha.*

As a result of the above, sales in the soft drinks business totaled ¥359.6 billion (an increase of 4.9% from the previous fiscal year), with operating income of ¥18.4 billion (a decline of 2.2%).

Pharmaceuticals Business

In the pharmaceuticals business, Kirin continued to conduct marketing activities with Sankyo Co., Ltd. for *ESPO*, a medicine for the treatment of renal anemia, and for *GRAN*, a medicine for the treatment of leukopenia. The Company also focused on exclusive marketing efforts in Japan for *Rocaltrol Injection*, a medicine for secondary hyperparathyroidism. Also, *ESPO* pre-filled syringes were launched in April, while *PHOSBLOCK Tablets*, a medicine for hyperphosphatemia developed in cooperation with Chugai Pharmaceutical Co., Ltd., was launched in June. In the human antibody drug field, Kirin signed a licensing agreement in July with Takeda Chemical Industries, Ltd. for its human antibody-producing mouse technology.

As a result of the above, sales in the pharmaceuticals business totaled ¥57.5 billion (an increase of 16.0% from the previous fiscal year), with operating income of ¥11.7 billion (up 1.7%).

Other Businesses

In agribio, the Company began marketing the new color *Blue* in its *Kirin Wave* series of petunia hybrids, which was awarded prizes during the year in two major international floriculture competitions. Kirin also strengthened its base in this business by concluding in October a cooperative business agreement with the GASA Group, the largest flower and garden distributor in Denmark.
In nutrient foods, Kirin strengthened its base in the health foods business through the merger in December of Kirin Aspro and Kirin Aspro Marketing to form Kirin Well-Foods Co., Ltd. The first product launched by this new company was *Kirin Noale*, a health supplement incorporating KW lactobacillus, one of the successes of the Kirin Group's research program.

As a result of the above, sales in the other businesses segment totaled ¥134.9 billion (an increase of 11.4% from the previous fiscal year), with operating income of ¥6.3 billion (a decline of 19.3%).

2. Financial Position

Cash and cash equivalents ("cash") on a consolidated basis during the 2003 were affected by capital investment expenditures in the domestic alcohol beverages business and other acquisitions of property and equipment, as well as expenditures of cash for investing activities such as acquisition of shares in subsidiary companies following a change in the scope of consolidation, but this was covered by available cash resources. As a result, cash increased ¥24.3 billion from the level at the end of the previous fiscal year to ¥129.9 billion.
Consolidated cash flows are as follows:

Cash flow from operating activities
Although fluctuations in accounts receivable resulted in an outflow of working capital totaling ¥7.0 billion, there was an increase in net income before income taxes and minority interests of ¥3.6 billion, and fluctuations in inventories, purchase liabilities and beer taxes payable, resulting in an inflow of working capital totaling to ¥35.2 billion. As a result of these and other factors, net cash provided by operating activities increased by ¥30.6 billion compared to the previous year to ¥118.4 billion.

Cash flow from investing activities
Payments for purchase of fixed property, including investment expenditure in the domestic alcohol beverages business, declined by ¥25.7 billion from the previous year to ¥59.7 billion. An expenditure of ¥11.0 billion was also made for acquisition of shares in subsidiary companies, following a change in the scope of consolidation. Proceeds from the sale and redemption of marketable securities and investment securities, totaled ¥5.4 billion. As a result of these and other factors, net cash used in investing activities declined by ¥112.5 billion from the previous year to ¥62.8 billion.

Cash flow from financing activities
Expenditures for cash dividends paid increased by ¥3.7 billion from the previous year to ¥17.6 billion. Expenditures for repayment of bank loans were ¥45.6 billion. A total of ¥33.9 billion was raised, from the issue of corporate bonds by LION NATHAN LTD.. As a result, net cash used in financing activities was ¥30.0 billion, a difference of ¥80.7 billion from the amount of cash provided in the previous year.

Trends in the Kirin Group's cash flow indicators are as follows:

	2003	2002
Shareholders' Equity ratio (%)	45.0	44.1
Market capitalization ratio (%)	49.4	41.8
Debt redemption (years)	2.9	4.0
Interest coverage ratio (times)	12.2	10.0

Notes
1. Shareholders' Equity ratio = Shareholders' equity / Total assets
2. Market capitalization ratio = Aggregate market value of shareholders' equity / Total assets
3. Debt redemption = Interest-bearing debt / Cash flow from operating activities
4. Interest coverage ratio = Cash flow from operating activities / Interest payments

* Each indicator is calculated from consolidated financial data.
* Market capitalization is calculated as the share price at the end of the fiscal period multiplied by the number of shares issued (excluding treasury stock).
* Cash flow from operating activities is taken from the cash flow from operating activities on the consolidated statement of cash flows. Interest-bearing debt reflects all liabilities with interest payable recorded on the liabilities section of the consolidated balance sheets. The figure for interest payments is taken from the interest payments recorded in the consolidated statement of cash flows.

3. Outlook for 2004

For Kirin, 2004 marks the first year of a new three-year medium-term management plan. Utilizing the Group management foundations that have been established, and continuing to pursue increases in profitability, this plan focuses on improving the value of the Kirin brand throughout the Group, and effecting a qualitative transformation to a development-and-proposal oriented strong corporate group.
During the first year of our new management plan, in the alcohol beverages business the Company will clarify its positioning in each of the alcohol categories, and take steps to strengthen product brands.

In the growing *happo-shu* category, Kirin will promote a significant market expansion by strengthening *Kirin Tanrei* and other Tanrei products. The aim is to make *Kirin Tanrei* the top brand of canned beer/*happo-shu* consumed at home. The Company will also develop new market-creating products to reaffirm its leading position in the market.
In the beer category, Kirin will enhance the value of its product brands through clarifying the value customers expect. The *Kirin Lager* and *Ichiban Shibori* brands will be strengthened, and more unique and individualized products offered utilizing the chilled distribution network.
In the *chu-hi* drinks category—expected to show further significant expansion—the Company will ensure its overwhelming superiority in this market by continuing to expand its lineup of innovative products.
In the wine and *shochu* categories, also expected to grow, Kirin will seek to further gain its customer support, as well as offer products that create new markets, nurturing the growth of the beer-taste sparkling beverage *Malt Squash*, and developing new types of alcohol beverages.
Kirin will also concentrate on strategic resource allocation in growth fields, improvements in the trading environment and reform of the marketing structure, as well enhancing the level of its marketing activities through improvements in its consultative sales abilities and local communications.
In order to generate greater synergy with the soft drinks business, the Company will merge its product development and distribution arms with those of Kirin Beverage Corporation and Koiwai Dairy Products Co., Ltd., in addition to other measures that bolster infrastructure. In research and development, Kirin will greatly enhance the sophistication of its research capabilities, and develop new food ingredients that help contribute to the development of new products for the entire Group.
In the international alcohol beverages business, Kirin will strengthen its business foundations, concentrating on major markets in Asia and Oceania with an eye toward new business alliances. Kirin will develop its brand presence in the premium brands category, concentrating on *Ichiban Shibori* and *Kirin Pure and Light*. The Company will also develop product strategies appropriate for each market, such as the its global strategy for *Four Roses* bourbon.

In the soft drinks business, Kirin will pursue product and marketing strategies designed to generate a stable earnings structure, placing priority on increasing the value of its key brands. In terms of products, along with further growth of core brands, the Company will utilize the product development capabilities of the Group to offer original and innovative products. In its overseas business, Kirin will expand its sales area in Guangzhou, China and strengthen its product lineup, as well as making plans to develop business in Beijing. In April of 2004, Kirin Beverage will acquire 51% of Koiwai Dairy Products Co., Ltd., following receipt of an allocation of new shares to a third party made by that company, and implement concrete measures toward integration with its chilled products business.

In the pharmaceuticals business, Kirin will strengthen its marketing of *ESPO*, *GRAN*, *Rocaltrol Injection* and *PHOSBLOCK Tablets*. The Company will also continue to enhance its development pipeline, furthering development of KRN321 (the second generation of *ESPO*), human antibody treatments and cell therapies.

In the agribio business, Group synergies will be enhanced through an expansion of business foundations in China, and the domestic flower and garden business will be strengthened.
In nutrient foods business, Kirin will expand the health foods and seasonings businesses. The Company will produce new food ingredients such as the KW lactobacillus, providing them mainly to Group companies.

Kirin will implement an original corporate social responsibility (CSR) program. Encompassing all aspects of operations, this program governs environmental measures such as reductions in CO_2 emissions, water preservation, and other initiatives to lessen the environmental impact across its operations. The Company will also deepen its compliance stance, and continue to promote responsible drinking in accordance with its responsibility as a company in the alcohol beverages business. In the area of food safety, Kirin is clarifying its Group quality guidelines, and is seeking to improve the product quality management systems of all Group companies.
Kirin will also continue to pursue interaction with local communities, promote the "history of beer," and support sports activities.

As a result of the above, for the year ending December 31, 2004, Kirin projects consolidated sales of ¥1,700.0 billion (a year-on-year increase of 6.4%), operating income of ¥106.0 billion (a year-on-year increase of 4.4%), ordinary income of ¥102.0 billion (a year-on-year increase of 7.7%), and net income of ¥43.0 billion (a year-on-year increase of 32.7%).

Cash dividends for 2004 are expected to total ¥13 per share, consisting of interim and year-end dividends of ¥6.5 per share each.

4. Note Concerning Results Projections

The statements concerning future performance that are presented in this document are based on judgments using information available to Kirin and the Kirin Group at the time of publication. Certain risks and uncertainties could cause the results of Kirin and the Kirin Group to differ materially from any projections presented herein. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's businesses, market trends, and exchange rates.

CONSOLIDATED BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2003 Amount	Percentage over total assets	At December 31, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash	(*3)	133,108		108,148		24,960
Notes and accounts receivable, trade	(*3)	283,661		269,106		14,555
Marketable securities	(*3)	493		2,017		(1,524)
Inventories	(*3)	88,831		83,949		4,882
Deferred income taxes		19,474		17,788		1,686
Other		45,072		48,032		(2,960)
Allowance for doubtful accounts		(5,312)		(5,456)		144
Total current assets		565,327	31.6	523,585	30.0	41,742
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings and Structures	(*3)	185,404		189,050		(3,646)
Machinery, Equipment and Vehicles	(*3)	182,997		190,687		(7,690)
Land	(*3,7)	165,980		166,393		(413)
Construction in progress		30,330		13,290		17,040
Other	(*3)	45,276		49,961		(4,685)
Total		609,989	34.1	609,382	35.0	607
Intangible Assets						
Goodwill		29,788		30,751		(963)
Consolidation differences		43,339		45,513		(2,174)
Other	(*3)	76,135		75,857		278
Total		149,262	8.4	152,122	8.7	(2,860)
Investments and Other Assets						
Investment securities	(*2,3)	351,323		330,905		20,418
Long term loans		7,069		5,916		1,153
Life insurance investments		36,243		35,093		1,150
Deferred income taxes		39,487		55,868		(16,381)
Deferred income taxes due to revaluation for land	(*7)	1,929		1,997		(68)
Other	(*2)	31,295		33,172		(1,877)
Allowance for doubtful accounts		(4,060)		(3,913)		(147)
Total		463,288	25.9	459,041	26.3	4,247
Total fixed assets		1,222,540	68.4	1,220,546	70.0	1,994
TOTAL ASSETS		1,787,867	100.0	1,744,131	100.0	43,736

(¥ millions)

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2003 Amount	At December 31, 2003 Percentage over total assets	At December 31, 2002 Amount	At December 31, 2002 Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes and accounts payable, trade		109,264		98,649		10,615
Short-term loans payable	(*3)	16,896		47,824		(30,928)
Liquor taxes payable		117,119		113,660		3,459
Income taxes payable		19,532		15,599		3,933
Accrued expenses		60,312		59,573		739
Deposits received		58,172		61,227		(3,055)
Other		62,065		64,619		(2,554)
Total current liabilities		443,363	24.8	461,154	26.4	(17,791)
Long-term Liabilities						
Bonds		167,428		129,948		37,480
Long-term debt	(*3)	93,617		105,148		(11,531)
Employees' pension and retirement benefits		84,771		95,414		(10,643)
Retirement benefits for directors and corporate auditors		1,541		1,950		(409)
Reserve for repair and maintenance of vending machines		7,697		6,657		1,040
Reserve for loss on repurchase of land		4,969		–		4,969
Deposits received	(*3)	72,282		78,567		(6,285)
Other		30,575		21,633		8,942
Total long-term liabilities		462,884	25.9	439,318	25.2	23,566
TOTAL LIABILITIES		906,247	50.7	900,473	51.6	5,774
MINORITY INTERESTS		77,737	4.3	74,431	4.3	3,306
Common Stock		–	–	102,045	5.8	(102,045)
Additional Paid-In Capital		–	–	70,868	4.1	(70,868)
Revaluation variance for Land	(*7)	–	–	(1,627)	(0.1)	1,627
Retained Earnings		–	–	630,744	36.2	(630,744)
Net unrealized holding gains on securities		–	–	6,132	0.4	(6,132)
Foreign currency translation adjustments		–	–	(25,308)	(1.5)	25,308
Total		–	–	782,855	44.9	(782,855)
Treasury Stock		–	–	(13,628)	(0.8)	13,628
TOTAL SHAREHOLDERS' EQUITY		–	–	769,227	44.1	(769,227)
Common Stock	(*5)	102,045	5.7	–	–	102,045
Capital Surplus		70,868	4.0	–	–	70,868
Retained Earnings		651,078	36.4	–	–	651,078
Revaluation variance for Land	(*7)	(1,673)	(0.1)	–	–	(1,673)
Net unrealized holding gains on securities		29,875	1.7	–	–	29,875
Foreign currency translation adjustments		(34,128)	(1.9)	–	–	(34,128)
Treasury Stock	(*6)	(14,183)	(0.8)	–	–	(14,183)
TOTAL SHAREHOLDERS' EQUITY		803,882	45.0	–	–	803,882
TOTAL LIABILTIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		1,787,867	100.0	1,744,131	100.0	43,736

CONSOLIDATED STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2003 Amount	Percentage over sales	Year ended December 31, 2002 Amount	Percentage over sales	Increase (Decrease) Amount
Sales		1,597,509	100.0	1,583,248	100.0	14,261
Cost of Sales	(*2)	986,973	61.8	1,000,199	63.2	(13,226)
Gross Profit		610,536	38.2	583,048	36.8	27,488
Selling, General and Administrative Expenses	(*1,2)	508,981	31.9	493,259	31.2	15,722
Operating Income		101,555	6.4	89,789	5.7	11,766
Non-operating Income						
Interest income		835		1,147		(312)
Return on funds in trust		—		210		(210)
Dividend income		2,919		2,614		305
Equity in earnings of affiliates		—		2,102		(2,102)
Gain on transactions related to gift coupon	(*3)	2,315		—		2,315
Other		4,109		4,143		(34)
Total		10,179	0.6	10,217	0.6	(38)
Non-operating Expenses						
Interest expense		9,822		8,955		867
Loss on sale and disposal of finished goods		1,374		1,452		(78)
Equity in loss of affiliates		2,189		—		2,189
Other		3,671		5,154		(1,483)
Total		17,057	1.1	15,562	1.0	1,495
Ordinary Income		94,676	5.9	84,443	5.3	10,233
Special Income						
Gain on sale of fixed assets	(*4)	896		3,401		(2,505)
Gain on sale of investment securities		77		420		(343)
Reversal of allowance for doubtful accounts		503		—		503
Gain on release from the substitutional portion of the government's Welfare Pension Insurance Scheme		2,883		—		2,883
Reversal of allowance for furnace overhaul		—		700		(700)
Total		4,361	0.3	4,521	0.3	(160)
Special Expenses						
Loss on disposal of fixed assets	(*5)	3,747		6,715		(2,968)
Loss on sale of fixed assets	(*6)	1,757		379		1,378
Loss on devaluation of investment securities		810		2,236		(1,426)
Loss on sale of investment securities		316		7		309
Business restructuring expense	(*7)	8,637		—		8,637
Expense of reserve for loss on repurchase of land		4,969		—		4,969
Loss on devaluation of land	(*8)	650		—		650
Loss on devaluation of real estate in trust		—		3,352		(3,352)
Premium on employees' retirement benefits		—		1,755		(1,755)
Total		20,890	1.3	14,447	0.9	6,443
Income before Income Taxes and Minority Interests		78,147	4.9	74,517	4.7	3,630
Income Taxes (Current)		41,236		37,092		4,144
Income Taxes (Deferred)		(2,094)	2.5	(878)	2.2	(1,216)
Minority Interests		6,610	0.4	5,762	0.4	848
Net Income		32,395	2.0	32,540	2.1	(145)

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS (¥ millions)

	Year ended December 31, 2003 Amount	Year ended December 31, 2002 Amount	Increase (Decrease) Amount
Retained earnings at beginning of year	–	608,603	(608,603)
Increase in retained earnings			
Foreign currency translation adjustment of foreign subsidiaries and affiliates	–	1,167	(1,167)
Increase due to assets revaluation of foreign subsidiaries	–	1,338	(1,338)
Reversal of revaluation variance for land	–	1	(1)
Total	–	2,507	(2,507)
Decrease in retained earnings			
Cash dividends paid	–	11,781	(11,781)
Bonuses paid to directors and corporate auditors	–	205	(205)
(Corporate auditors' portion included in the above	–	31	(31))
Decrease resulting from newly consolidated subsidiaries	–	409	(409)
Decrease due to exclusion of subsidiaries from the consolidation scope	–	511	(511)
Total	–	12,907	(12,907)
Net income	–	32,540	(32,540)
Retained earnings at end of year	–	630,744	(630,744)
(Capital Surplus)			
Capital surplus at beginning of year			
Capital surplus at beginning of year	70,868	–	70,868
Capital surplus at end of year	70,868	–	70,868
(Retained Earnings)			
Retained earnings at beginning of year			
Retained earnings at beginning of year	630,744	–	630,744
Increase in retained earnings			
Net income	32,395	–	32,395
Increase resulting from newly consolidated subsidiaries	2	–	2
Foreign currency translation adjustment of foreign subsidiaries and affiliates	303	–	303
Total	32,702	–	32,702
Decrease in retained earnings			
Cash dividends	11,599	–	11,599
Bonuses to directors and corporate auditors	273	–	273
(Corporate auditors' portion included in the above	34	–	34)
Decrease due to exclusion of subsidiaries from the consolidation scope	94	–	94
Decrease due to assets revaluation of foreign subsidiaries	400	–	400
Reversal of revaluation variance for land	0	–	0
Total	12,368	–	12,368
Retained earnings at end of year	651,078	–	651,078

CONSOLIDATED STATEMENTS OF CASH FLOWS

(¥ millions)

	(Note)	Year ended December 31, 2003 Amount	Year ended December 31, 2002 Amount	Increase (Decrease) Amount
Cash flows from operating activities				
Income before income taxes and minority interests		78,147	74,517	3,630
Depreciation and amortization		75,328	75,206	122
Amortization of consolidation differences		5,868	3,034	2,834
Increase (decrease) in employees' pension and retirement benefits		(12,485)	(4,227)	(8,258)
Increase (decrease) in reserve for repurchase of land		4,969	—	4,969
Interest and dividend income and return on funds in trust		(3,755)	(3,972)	217
Interest expense		9,822	8,955	867
Gain on sale of fixed assets		(896)	(3,401)	2,505
Gain on sale of marketable securities and investment securities		(77)	(420)	343
Loss on disposal and sale of fixed assets		5,505	7,094	(1,589)
Loss on devaluation of investment securities		810	2,236	(1,426)
Loss on devaluation of real estate in trust		—	3,352	(3,352)
Decrease (increase) in notes and accounts receivable, trade		(13,243)	(6,164)	(7,079)
Decrease (increase) in inventories		1,201	(11,131)	12,332
Increase (decrease) in notes and accounts payable, trade		3,213	(11,265)	14,478
Increase (decrease) in liquor taxes payable		2,296	(6,107)	8,403
Increase (decrease) in deposits received		(6,224)	(5,587)	(637)
Other		8,962	8,646	316
Sub-total		159,444	130,766	28,678
Interest, dividend and return on funds in trust received		5,911	6,227	(316)
Interest paid		(9,735)	(8,785)	(950)
Income taxes paid		(37,189)	(40,457)	3,268
Net cash provided by operating activities		118,430	87,750	30,680
Cash flows from investing activities				
Payments for purchases of property, plant, equipment and Intangible assets		(59,757)	(85,492)	25,735
Proceeds from sale of property, plant and equipment		4,375	5,278	(903)
Payments for purchases of marketable securities and investment securities		(3,951)	(103,832)	99,881
Proceeds from sale and redemption of marketable securities and investment securities		5,473	11,075	(5,602)
Proceeds from termination of funds in trust		—	17,411	(17,411)
Payments for acquisition of shares of newly consolidated subsidiaries	(*2)	(11,041)	(12,674)	1,633
Proceeds from sale of shares of subsidiaries excluded from the consolidation scope		—	33	(33)
Other		2,034	(7,177)	9,211
Net cash used in investing activities		(62,867)	(175,377)	112,510
Cash flows from financing activities				
Increase (decrease) in short-term loans payable		(5,312)	4,331	(9,643)
Proceeds from long-term debt		27,599	67,977	(40,378)
Repayments of long-term debt		(67,926)	(34,327)	(33,599)
Proceeds from issue of bonds		33,908	40,000	(6,092)
Payments for purchase of treasury stock		(357)	(13,542)	13,185
Cash dividends paid		(11,592)	(11,777)	185
Cash dividends paid to minority shareholders		(6,089)	(2,203)	(3,886)
Other		(248)	239	(487)
Net cash provided by (used in) financing activities		(30,018)	50,699	(80,717)
Effect of exchange rate fluctuation on cash and cash equivalents		(688)	(1,282)	594
Net increase (decrease) in cash and cash equivalents		24,855	(38,209)	63,064
Cash and cash equivalents at beginning of year		105,625	144,331	(38,706)
Cash and cash equivalents of newly consolidated subsidiaries at beginning of year		(503)	(495)	(8)
Cash and cash equivalents at end of year	(*1)	129,978	105,625	24,353

SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION

1. Scope of consolidation

(1) Consolidated subsidiaries: 309 companies
Major consolidated subsidiaries: KIRIN BEVERAGE CORPORATION, LION NATHAN LTD.

The following table shows changes in the consolidation scope for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	Acquisition of additional shares	9	KIRIN DISTILLERY COMPANY, LIMITED
	New establishment or acquisition	6	A subsidiary of KIRIN BEVERAGE CORPORATION
	Increase in materiality	1	SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD.
	Start of operation	1	A subsidiary of LION NATHAN LTD.
Decrease	Completion of liquidation	5	KYC CO., LTD.
	Merger	6	Subsidiaries of LION NATHAN LTD.
	Sale of shares	2	Subsidiaries of LION NATHAN LTD.

(2) Major non-consolidated subsidiaries: KIRIN AGRIBIO USA, INC.
Non-consolidated subsidiaries are excluded from the consolidation scope because the effects of their sales, net income or losses (the Company's interests), total assets and retained earnings (the Company's interests) as of December 31, 2003 on the consolidated financial statements are immaterial.

2. Application of equity method

(1) Unconsolidated subsidiaries accounted for by the equity method: None

The following table shows changes in the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Decrease	Reclassification into the consolidation scope due to increase in materiality	1	SHANGHAI JINJIANG KIRIN BEVERAGE & FOOD CO., LTD.

(2) Affiliated companies accounted for by the equity method: 15 companies
Major affiliated companies: KINKI COCA-COLA BOTTLING CO., LTD., YONEKYU CORPORATION, SAN MIGUEL CORPORATION

The following table shows changes in the scope of application of the equity method for the current fiscal year.

	Reason for the change	Companies	Major subsidiaries
Increase	Start of operation	1	An affiliate of LION NATHAN LTD.
Decrease	Newly consolidated subsidiaries due to acquisition of additional shares	2	KIRIN DISTILLERY COMPANY, LTD.

(3) Investments in non-consolidated subsidiaries including KIRIN AGRIBIO USA, INC. not accounted by the equity method, and affiliated companies including DIAMOND SPORTS CLUB CO., LTD. not accounted for by the equity method, are stated at cost because the effect of their net income or losses for the current fiscal year and retained earnings as of December 31, 2003 on the consolidated financial statements are immaterial.

(4) Although the Company holds voting interests greater than 20% yet less than 50% in SOCIETE IMMOBILIERE ET FINANCIERE POUR L'ALIMENTATION, the Company does not have significant influence over this entity. Therefore, the investment is not accounted for by the equity method.

(5) Where accounting periods of the affiliated companies under the equity method are different from that of the Company, the Company mainly used their financial statements for the most recent accounting periods.
Where the difference between the Company's and affiliates' year-end is more than 6 months, the Company used their latest financial statements and necessary adjustments were made for applying the equity method.

3. Fiscal year of the consolidated subsidiaries

The following table shows the consolidated subsidiaries whose fiscal year-ends are different from that of the Company.

Consolidated subsidiaries	Fiscal year-end	Note
Lion Nathan Ltd. and its subsidiaries	September 30	(*1)
Twyford International Inc. and its subsidiaries	September 30	(*1)
Japan Potato Corporation	September 30	(*1)
Kirin-Asupro Corporation	November 30	(*1, 3)
Kirin Feed Limited	November 30	(*1)
Kirin-Asupro Sales Corporation	November 30	(*1, 3)
Takeda-Kirin Foods Corporation	March 31	(*2)

(Note) *1: The Company used the financial statements of the companies as of their fiscal year-ends and for the year then ended for consolidation.

*2: The Company made necessary adjustments to the financial statements of the company as of its fiscal year-end and for the year then ended for consolidation.

*3: Kirin-Asupro Corporation merged Kirin-Asupro Sales Corporation and was renamed to Kirin Well-foods Company, Limited on December 1, 2003.

4. Eishogen Co., Ltd. has changed its fiscal year-end from March 31 to December 31.

With respect to Note 1 and 2, the Company made necessary adjustments for major transactions between the fiscal year-ends of the consolidated subsidiaries and that of the Company.

4. Accounting policies

(1) *Valuation of major assets*

(a) Valuation of securities

1) Held-to-maturity debt securities are stated at amortized cost.
2) Available-for-sale securities with available fair market value are stated at fair market value as of the balance sheet date with unrealized gains and unrealized losses on these securities reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
3) Available-for-sale securities without fair market value are stated at moving-average cost.

(b) Derivative financial instruments

Derivative financial instruments are stated at fair market value.

(c) Valuation of Inventories

1) Merchandise, finished goods and semi-finished goods are mainly stated at cost determined by the periodic average method.
2) Raw materials, containers and supplies are mainly stated at cost determined by the moving-average method.
3) Construction in process is stated at cost determined by the specific identification method.

(2) Depreciation and amortization of fixed assets

(a) Depreciation of Property, Plant and Equipment

1) Depreciation of Property, Plant and Equipment is calculated using the declining balance method, except for buildings (excluding buildings fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
   Depreciation is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.
2) Consolidated foreign subsidiaries adopt the straight-line method.
3) Leased assets are depreciated over each lease term based on the straight-line method with the estimated residual value at the end of the lease term.

(b) Amortization of intangible assets

1) Amortization of intangible assets is calculated using the straight-line method.
2) Consolidated subsidiaries mainly adopt the straight-line method over 20 years.

(3) Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company and its consolidated subsidiaries provide allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the current fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Additional information")

Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own Employees' Pension Fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own Employees' Pension Fund under the government's permission and supervision.

(Additional information)

Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, was permitted by the Minister of Health, Labor and Welfare on August 13, 2003 to be released from its future obligation for payments for the substitutional portion of the Welfare Pension Insurance Scheme.

The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥52,771 million as of December 31, 2003. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥17,498 million.

In addition, based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Beverage Employees' Pension Fund, established by Kirin Beverage Corporation, a consolidated subsidiary (the "Consolidated Subsidiary"), was permitted by the Minister of Health, Labor and Welfare on August 13, 2003 to be released from its future obligation for payments for the substitutional portion of the Welfare Pension Insurance Scheme.

The Consolidated Subsidiary applied the transitional provisions as prescribed in paragraph 47-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)", and the effect of transferring the substitutional portion was recognized on the date permission was received from the Ministry of Health, Labor and Welfare. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥5,352 million as of December 31, 2003.

(c) Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date calculated in accordance with policies of the Company and its consolidated subsidiaries.

(d) Reserve for repair and maintenance of vending machines

Kirin Beverage Corporation and its consolidated subsidiaries provide reserve for repair and maintenance cost of vending machines, by estimating the necessary repair and maintenance cost in the future, allocating the costs over a five-year period. The actual expenditure was deducted from the balance of the reserve on the consolidated balance sheets.

(e) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss to repurchase the land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

(4) Leases

Finance leases, except for those leases under which the ownership of the leased assets are considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

Consolidated foreign subsidiaries mainly capitalize finance leases.

(5) Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted forward rates.
3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and its consolidated subsidiaries and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts, Currency swap contracts, etc.	Receivables and payables in foreign currency, Future transactions in foreign currency
Interest rate swap contracts	Interests on loans receivable and loans payable
Commodity swap contracts	Commodity price

(c) Hedging policy

The Company and its consolidated subsidiaries use derivative financial instruments only for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable, and (iii) fluctuation risk of commodity prices such as aluminum price.

(d) Assessment of hedging effectiveness

The Company and its consolidated subsidiaries evaluate the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

(6) Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

5. Valuation of the assets and liabilities of consolidated subsidiaries

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the respective subsidiaries were initially consolidated.

6. Consolidation differences

Differences between the cost and the underlying net equity of investments in consolidated subsidiaries, are amortized using the straight-line method over 15 to 20 years. Where the difference is small, it is recognized as expense when incurred.

7. Appropriation of retained earnings

The appropriation of retained earnings of the Company and the consolidated subsidiaries is based upon the appropriation resolved during the current fiscal year.

8. Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-time highly liquid investments with negligible risk of changes in value and maturity of not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGE IN ACCOUNTING POLICIES

1. Accounting standard for treasury stock and reversal of statutory reserves

Effective from the current fiscal year, the Company and its consolidated subsidiaries totally adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1, "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002).

The adoption of the new accounting standard had no impact on net income.

As a result of the adopting this new accounting standard and application of the related revised disclosure requirements, Shareholders' Equity accounts in the Consolidated Balance Sheets and the Consolidated Statements of Capital Surplus and Retained Earnings as of December 31, 2003 were presented differently from the prior fiscal year.

2. Accounting standard for earnings per share

Effective from the current fiscal year, the Company and its consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect on earnings per share of the adoption of the new accounting standard is disclosed under the notes "Per share information".

CHANGE IN PRESENTATION

(CONSOLIDATED STATEMENTS OF INCOME)

Gain on transactions related to gift coupon was separately presented in "Non-operating Income" for the year ended December 31, 2003 to conform to the disclosure requirements. Such amount was ¥453 million for the year ended December 31, 2002, which was included in "Other" of "Non-operating Income".

NOTES TO:

(CONSOLIDATED BALANCE SHEETS)

1 Accumulated depreciation of Property, Plant and Equipment (¥ millions)

	At December 31, 2003	At December 31, 2002
Accumulated depreciation	799,956	753,504

2 Investments in non-consolidated subsidiaries and affiliates (¥ millions)

	At December 31, 2003	At December 31, 2002
Investments securities (Capital stock)	118,255	136,533
Other of Investments and Other Assets (Other than capital stock)	43	209

3 Details of collateral

(1) Collateral (¥ millions)

	At December 31, 2003	At December 31, 2002
Cash	—	0
Notes and accounts receivable, trade	320	359
Marketable securities	11	—
Inventories	2,670	3,031
Buildings and Structures	2,693	1,822
Machinery, Equipment and Vehicles	1,673	2,007
Land	2,750	950
Other of Property, Plant and Equipment (Tools)	24	27
Other of intangible assets	128	149
Investment securities	—	29
Total	10,272	8,379
Following assets, which are included in the above, are pledged as factory foundation collateral		
Buildings and Structures	1,199	273
Machinery, Equipment and Vehicles	—	33
Land	2,174	383
Total	3,373	690

(2) Secured borrowings (¥ millions)

	At December 31, 2003	At December 31, 2002
Short-term loans payable	1,700	3,963
Long-term debt (including current maturities of long-term loans)	1,816	2,267
Postage charge (facility limit)	11	13
Deposits received	3,408	3,408
Total	6,936	9,653
Following borrowings, which are included in the above, are guaranteed by factory foundation collateral		
Short-term loans payable	1,700	2,100

(Note) Factory foundation collateral consists of the Headquarters factory and Matsumoto factory of Nagano Tomato Corporation.

4 Contingent liabilities

(1) Guarantees for non-consolidated subsidiaries and affiliated companies (¥ millions)

	At December 31, 2003	At December 31, 2002
Koiwai Dairy Products Co., Ltd.	1,150	800
Other	999	1,025
(Number)	(3)	(3)

(2) Guarantees for employees' housing loan from banks (¥ millions)

	At December 31, 2003	At December 31, 2002
	10,556	11,609

(3) Guarantees for customers (¥ millions, Foreign currency: thousand)

	At December 31, 2003	At December 31, 2002
Southeastern Container, Inc.	1,189	1,331
(in foreign currency)	(USD 11,102)	(USD 11,102)
Other	1,037	924
(Number)	(71)	(61)
(Foreign currencies included in "Other")	914	780
	(AUD 12,142)	AUD 11,704 NZD 5

Total contingent liabilities	14,934	15,691
(Arrangements similar to guarantees included in the above)	(999)	(1,025)

5. Number of stock issued

(shares)

	At December 31, 2003	At December 31, 2002
Common stock	984,508,387	–

6. Number of treasury stock held by the Company, consolidated subsidiaries and unconsolidated subsidiaries and affiliates accounted for by the equity method

(shares)

	At December 31, 2003	At December 31, 2002
Common stock	18,416,607	–

7 Revaluation of land

Kirin Beverage Corporation, a consolidated subsidiary, on December 31, 2001 revalued land used for business pursuant to the Law Concerning Revaluation Reserve for Land (proclaimed on March 31, 1998) (the "Law") and related revision of the Law (effective March 31, 2001).

Due to revaluation of land in assets, the revaluation difference, net of tax, is accounted for as revaluation variance for land in shareholders' equity, and tax portion is accounted for as deferred income taxes in assets.

(Method of revaluation of land)

Revaluation was performed by adjusting the road rating pursuant to Article 2, Paragraph 4 of the Enforcement Ordinance for the Law Concerning Revaluation Reserve for Land proclaimed on March 31, 1998. Where the road rating is not provided, adjusted valuation of real estate tax set in the Article 2, Paragraph 3 of the Law was used.

Date of revaluation December 31, 2001

(¥ millions)

	At December 31, 2003	At December 31, 2002
Difference between the fair value and carrying amount of the revaluated land	2,634	1,773

(CONSOLIDATED STATEMENTS OF INCOME)

1 Major elements of selling , general and administrative expenses

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Sales promotion	144,237	136,364
Freight	44,456	45,023
Advertising	56,565	56,626
Employees' pension and retirement benefit expense	12,103	10,290
Payroll	89,095	88,378
Research and development expenses	26,347	22,771
Depreciation	25,283	24,143

2 Research and development expenses included in selling, general and administrative expenses and cost of sales

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Total Research and development expenses	26,502	23,024

3. Gain on transactions related to gift coupon

(¥ millions)

Year ended December 31, 2003	Year ended December 31, 2002
Gain on transactions related to gift coupon includes (a) expenses on issuance and collection of gift coupon, and (b) reversal of deposits received on unused gift certificates for a certain period.	−

4. Gain on sale of fixed assets

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Land	401	3,157
Other	495	243
Total	896	3,401

5. Loss on disposal of fixed assets

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Buildings and Structures	1,616	3,323
Machinery, Equipment and Vehicles	1,632	3,114
Other	498	277
Total	3,747	6,715

6. Loss on sale of fixed assets

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Buildings and Structures	81	80
Machinery, Equipment and Vehicles	238	197
Land	1,418	
Other	19	101
Total	1,757	379

7. Business restructuring expense

Year ended December 31, 2003	Year ended December 31, 2002
Business restructuring expense include ¥ 7,624 million of premium on retirement benefits resulting from employment transfer or early retirement and loss on partial termination of employees' pension and retirement benefits owing to mass retirement, and others at 2 companies of consolidated subsidiaries.	−

8. Loss on devaluation of land

Year ended December 31, 2003	Year ended December 31, 2002
Loss on devaluation of land is the expected loss on a sales agreement of land that the Company concluded during the current fiscal year.	−

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

1. Reconciliation cash in the consolidated balance sheets and cash equivalents in the consolidated statements of cash flows

(¥ millions)

	At December 31, 2003	At December 31, 2002
Cash	133,108	108,148
Marketable securities	493	2,017
Fixed (time) deposit with maturities over 3 months	(3,130)	(2,522)
Equity securities and bonds with maturities over 3 months	(493)	(2,017)
Cash and cash equivalents at end of year	129,978	105,625

2. Assets and liabilities of the newly consolidated subsidiaries by acquisition

(¥ millions)

	At December 31, 2003	At December 31, 2002
Current Assets	15,485	32,572
Fixed Assets	6,756	25,591
Consolidation differences	3,502	3,076
Current Liabilities	(3,263)	(8,112)
Long-term Liabilities	(3,182)	(13,321)
Minority interests	—	(5,390)
Acquisition cost	19,297	34,415
Acquisition cost or investments accounted for by the equity method at beginning of year	(7,831)	(925)
Acquisition cost during the year	11,466	33,490
Cash and cash equivalents of the acquired companies	(424)	(20,816)
Payments for acquisition of shares of newly consolidated subsidiaries	11,041	12,674

(LEASE TRANSACTIONS)

1. Lessee lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2003	At December 31, 2002
Machinery, Equipment and Vehicles		
Purchase price equivalents	2,161	2,468
Accumulated depreciation equivalents	950	1,279
Book value equivalents	1,211	1,188
Other of Property, Plant and Equipment(Tools)		
Purchase price equivalents	2,681	2,953
Accumulated depreciation equivalents	1,633	1,585
Book value equivalents	1,048	1,368
Total		
Purchase price equivalents	4,843	5,422
Accumulated depreciation equivalents	2,583	2,864
Book value equivalents	2,259	2,557

(2) Lease commitments (¥ millions)

	At December 31, 2003	At December 31, 2002
Due within one year	894	960
Due over one year	1,416	1,657
Total	2,311	2,617

(3) Lease payments, depreciation equivalents and interest expense equivalents (¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Lease expenses	1,160	1,350
Depreciation equivalents	1,021	1,197
Interest expenses equivalents	61	72

(4) Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(5) Allocation of interest expenses equivalents

Differences between total lease expenses and its acquisition costs of the leased properties comprise interest expenses equivalents and insurance, maintenance and certain other operating costs.

Interest expenses equivalents are allocated using the interest method over the lease terms.

(Operating lease transactions)

Lease commitments (¥ millions)

	At December 31, 2003	At December 31, 2002
Due within one year	2,354	2,147
Due over one year	7,417	6,421
Total	9,772	8,568

2. Lessor lease

(Finance lease transactions without ownership transfer to lessee)

(1) Purchase price, accumulated depreciation and book value of leased properties (¥ millions)

	At December 31, 2003	At December 31, 2002
Property, Plant and Equipment and other (Leased assets)		
Purchase price	16,243	18,313
Accumulated depreciation	10,250	11,498
Book value	5,992	6,815
Other of intangible assets (Leased assets)		
Purchase price	—	—
Accumulated depreciation	—	—
Book value	694	739
Total		
Purchase price	16,243	18,313
Accumulated depreciation	10,250	11,498
Book value	6,686	7,554

(2) Lease commitments (¥ millions)

	At December 31, 2003	At December 31, 2002
Due within one year	1,928	2,024
Due over one year	5,087	5,813
Total	7,015	7,838

(3) Lease revenue, depreciation and interest income equivalents (¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Lease revenue	2,843	2,860
Depreciation	2,396	2,448
Interest income equivalents	355	381

(4) Allocation of interest income equivalents

Interest income equivalents are allocated using the interest method over the lease terms.

(SECURITIES)

1. Held-to-maturity securities with fair market value

(¥ millions)

	At December 31,2003			At December 31,2002		
Securities with fair market value exceeding the book value	Book value	Fair market value	Difference	Book value	Fair Market value	Difference
Governmental/municipal bonds	1,159	1,175	16	1,348	1,374	26
Corporate bonds	540	544	4	1,341	1,357	15
Other	—	—	—	—	—	—
Sub-Total	1,699	1,720	21	2,689	2,731	41
Securities with fair market value not exceeding the book value	Book value	Fair market value	Difference	Book value	Fair market value	Difference
Governmental/municipal bonds	299	296	(2)	49	49	(0)
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-Total	299	296	(2)	49	49	(0)
Total	1,998	2,017	18	2,739	2,781	41

2. Available-for-sale securities with fair market value

(¥ millions)

	At December 31,2003			At December 31,2002		
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Shares	107,043	161,625	54,581	65,890	89,819	23,929
Bonds						
Governmental/municipal bonds	49	52	2	49	54	4
Corporate bonds	—	—	—	13	14	1
Other	—	—	—	999	1,001	1
Other	—	—	—	50	50	0
Sub-Total	107,093	161,677	54,583	67,003	90,941	23,937
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Shares	28,908	24,482	(4,425)	70,635	57,307	(13,327)
Bonds						
Governmental/municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Other	71	71	—	2,063	2,055	(7)
Sub-Total	28,979	24,553	(4,425)	72,698	59,363	(13,334)
Total	136,072	186,230	50,158	139,702	150,305	10,602

3. Available-for-sale securities sold during the period

(¥ millions)

	Year ended December 31,2003	Year ended December 31,2002
Amount sold	408	1,719
Total gain on sales	77	420
Total loss on sales	316	7

4. Book value of major securities not measured at fair value

(¥ millions)

	Year ended December 31,2003	Year ended December 31,2002
Available-for-sale securities		
Unlisted securities	45,205	43,209
Other	126	135
Total	45,332	43,345

5. The redemption schedule of available-for-sale securities with maturities and held-to-maturity debt securities

(as of December 31, 2003) (¥millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	152	1,358	—	—
Corporate bonds	340	200	—	—
Other	—	—	—	—
Other	—	—	—	—
Total	492	1,558	—	—

(as of December 31, 2002) (¥millions)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental/municipal bonds	149	1,302	—	—
Corporate bonds	815	541	—	—
Other	1,001	—	—	—
Other	50	—	—	—
Total	2,017	1,843	—	—

6. Impairment loss on investment securities

(Current fiscal year: January 1, 2003 to December 31, 2003)

Impairment loss of ¥ 810 million was recognized for available-for-sale securities for the year ended December 31, 2003. Where the fair market value of available-for-sale securities has declined by more than 30% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities are considered to have "substantially declined" and the impairment losses are recognized on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

(Prior fiscal year: January1, 2002 to December 31, 2002)

Impairment loss of ¥ 2,236 million was recognized for available-for-sale securities for the year ended December 31, 2002. Where the fair market value of available-for-sale securities have declined by more than 30% from their acquisition costs, the value of those securities is considered to has "substantially declined" and the impairment losses are recognized on those securities, unless the value is considered recoverable. For available-for-sale securities without fair market value, when substantive value of those securities has declined by more than 50% from their acquisition costs, the value of those securities is considered to have "substantially declined" and the impairment losses are recognized on those securities, except for the cases where the recoverability of the value of those securities in the future is supported by a reasonable grounds.

(DERIVATIVE TRANSACTIONS)

For the year ended December 31, 2003
Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

For the year ended December 31, 2002
Disclosure of derivative transactions is omitted, because hedge accounting applies to all of the derivative contracts utilized by the Company and its consolidated subsidiaries.

(Employees' pension and retirement benefits)

1. Summary of the employees' pension and retirement benefit plan

(a) The Company and its domestic subsidiaries provide three types of contributory defined benefit plans, which are lump-sum severance payment plan, employees' pension fund plan and tax-qualified pension plan. Premium on employees' retirement benefit may be added upon retirement of employees.

(b) Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, and Kirin Beverage Employees' Pension Fund, established by Kirin Beverage Corporation, a consolidated subsidiary, were permitted by the Minister of Health, Labor and Welfare on August 13, 2003 to be released from its future obligations for payments for the substitutional portion of the Welfare Pension Insurance Scheme. Accounting information relevant to this subject is disclosed in "Additional Information" under "SIGNIFICANT ACCOUNTING POLICIES FOR CONSOLIDATION" 4. Accounting Policies (3) Method of providing major allowances and reserves (b) Employees' pension and retirement benefits.

(c) Several foreign consolidated subsidiaries provide defined contribution plans and/or defined benefit plans.
(d) The Company has established trust for employees' pension and retirement benefit.

2. Employees' pension and retirement benefit obligations

(¥ millions)

	At December 31,2003	At December 31,2002
(1) Projected benefit obligations	(337,991)	(347,351)
(2) Fair value of plan assets	185,273	167,291
(3) Unfunded pension obligations (1)+(2)	(152,717)	(180,059)
(4) Unrecognized actuarial differences	72,723	84,645
(5) Unrecognized prior service costs (deduction from obligation)	(4,774)	—
(6) Net of pension and retirement benefit obligation (3)+(4)+(5)	(84,768)	(95,414)
(7) Advance contribution to the pension fund	2	—
(8) Employees' pension and retirement benefits (6)-(7)	(84,771)	(95,414)

Notes: 1. Substitutional portion of the Welfare Pension Insurance Scheme is included.

2. Several subsidiaries calculate the projected benefit obligations using the simplified method.

3. Pension and retirement benefit expenses

(¥ millions)

	Year ended December 31,2003	Year ended December 31,2002
(1) Service cost (Notes1, 2)	9,913	9,376
(2) Interest cost	8,433	9,349
(3) Expected return on plan assets	(5,512)	(5,687)
(4) Amortization of actuarial differences	5,981	2,707
(5) Amortization of prior service cost	(136)	—
(6) Pension and retirement benefit expenses	18,679	15,745
(7) Gain on release from the substitutional portion of the government's Welfare Pension Insurance Scheme	(2,883)	—
Total	15,796	15,745

Year ended December 31, 2003	Year ended December 31, 2002
Note 1. Employees' contribution to the Employees' Pension Fund is excluded. 2. Pension and retirement benefit expenses of subsidiaries using the simplified method are included. 3. In addition to above pension and retirement benefits expenses, ¥ 7,624 million of premium on retirement benefits was recognized and included in "Business restructuring expense" of Special Expenses.	Note 1. Employees' contribution to the Employees' Pension Fund is excluded. 2. Pension and retirement benefit expenses of subsidiaries using the simplified method are included. 3. In addition to above pension and retirement benefits expenses, ¥ 1,755 million of premium on employees' retirement benefits was recognized and presented under Special Expenses.

4. Basis for calculation of employees' pension and retirement benefits

	Year ended December 31,2003	Year ended December 31,2002
(1) Periodic allocation of anticipated employees' pension and retirement benefits	Straight-line method	Straight-line method
(2) Discount rate	2.5%	Mainly 2.5%
(3) Expected rate of return on plan assets	Mainly 3.5%	Mainly 3.5%
(4) Periods over which the prior service cost is amortized	15 years	—
(5) Periods over which the actuarial differences is amortized	15 years	15 years

(Deferred income taxes)

1. Significant components of deferred tax assets and liabilities

(¥ millions)

	At December 31, 2003	At December 31, 2002
Deferred tax assets		
Employees' pension and retirement benefits	28,750	31,938
Deferred charges	10,204	9,924
Depreciation	8,052	8,328
Unrealized gains on fixed assets	4,041	4,105
Other	39,449	35,209
Sub-total	90,498	89,507
Less valuation allowances	(282)	(94)
Total deferred tax assets	90,215	89,413
Deferred tax liabilities		
Net unrealized holding gains on securities	(20,414)	(4,794)
Reserve for deferred gain on sale of property	(10,015)	(10,186)
Accelerated depreciation at foreign subsidiaries	(4,226)	(4,201)
Other	(4,374)	(5,917)
Total deferred tax liabilities	(39,030)	(25,099)
Net deferred tax assets	51,184	64,313
Deferred tax assets due to revaluation of land	1,929	1,997
Net deferred tax assets are included in the consolidated balance sheets as follows:		
Current Assets - Deferred income taxes	19,474	17,788
Fixed Assets - Deferred income taxes	39,487	55,868
Current Liabilities - Other	(55)	(10)
Long-term Liabilities - Other	(7,720)	(9,333)

2. Significant components of difference between the statutory tax rate and the effective tax rate

(%)

	At December 31, 2003	At December 31, 2002
Statutory tax rate	42.1	42.1
Permanent difference— expenses	3.4	3.4
Permanent difference— revenues	(0.9)	(1.0)
Per capita inhabitants taxes	0.4	0.4
Amortization of consolidation differences	3.1	1.7
Other	2.0	2.0
Effective tax rate	50.1	48.6

3. Change in statutory income tax rate

At December 31, 2003	At December 31, 2002
According to the Act for Partial Revision of Local Tax Law proclaimed on March 31, 2003, the Company and its consolidated subsidiaries applied the reduced aggregate statutory income tax rate for calculating deferred tax assets and liabilities that are expected to be recovered or settled in the years commencing on January 1, 2005 or later. As a result, deferred tax assets (after deducting deferred tax liabilities) decreased by ¥1,197 million, income taxes (deferred) increased by ¥1,897 million, net unrealized holding gains on securities increased by ¥698 million and minority interests increased by ¥1 million. It also decreased deferred income taxes due to revaluation of land by ¥66 million, revaluation variance for land by ¥39 million and minority interests by ¥26 million respectively, compared with what would have been reported using the currently applicable income tax rate.	—

(SEGMENT INFORMATION)

1. Business Segment Information

(¥ millions)

	Year ended December 31,2003						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
1 Unaffiliated customers	1,045,422	359,622	57,540	134,924	1,597,509	—	1,597,509
2 Intersegment	2,375	653	—	91,915	94,943	(94,943)	—
Total sales	1,047,797	360,275	57,540	226,839	1,692,453	(94,943)	1,597,509
Operating expenses	979,728	341,818	45,837	220,517	1,587,901	(91,946)	1,495,954
Operating income	68,069	18,457	11,702	6,322	104,551	(2,996)	101,555
Assets, depreciation and capital expenditure							
Assets	896,449	248,428	79,329	237,548	1,461,756	326,111	1,787,867
Depreciation	43,503	15,399	2,585	12,567	74,056	1,272	75,328
Capital expenditure	23,443	15,259	5,181	22,846	66,730	4,777	71,508

(¥ millions)

	Year ended December 31,2002					
	Alcoholic beverages	Soft drinks	Others	Total	Eliminations	Consolidated
Sales and operating income						
Sales						
1 Unaffiliated customers	1,069,521	342,946	170,780	1,583,248	—	1,583,248
2 Intersegment	2,941	955	109,173	113,070	(113,070)	—
Total sales	1,072,463	343,901	279,954	1,696,319	(113,070)	1,583,248
Operating expenses	1,013,342	324,954	265,031	1,603,328	(109,869)	1,493,459
Operating income	59,120	18,946	14,923	92,991	(3,201)	89,789
Assets, depreciation and capital expenditure						
Assets	897,449	239,117	317,311	1,453,878	290,253	1,744,131
Depreciation	42,842	15,738	15,362	73,943	1,263	75,206
Capital expenditure	33,342	20,506	30,115	83,964	1,332	85,296

Notes: 1. Types and nature of products are considered in classification of business segments.

2. Main products by each segment are as follows;

Business segment	Main products
Alcoholic beverages	Beer, Sparkling malt liquor (*Happo-shu*), Whiskey, Spirits, Wine etc.
Soft drinks	Soft drink, Other drink
Pharmaceuticals	Pharmaceutical products
Other	Engineering, Logistics, Floriculture etc.

3. Unallocable operating expenses included in "Eliminations" mainly consist of costs for new business development and costs for research and development of basic technologies.
   Year ended December 31, 2003 ¥4,040 million
   Year ended December 31, 2002 ¥3,583 million

4. Unallocable assets included in "Eliminations" mainly consist of surplus funds (cash and marketable securities), long- term investments (investment securities and life insurance investments), and assets which belong to administrative department of the Company.
   Year ended December 31, 2003 ¥371,807 million
   Year ended December 31, 2002 ¥333,309 million

(Change in classification of business segment)

In consideration of the recent increase in importance of the Pharmaceutical business, the Company reviewed the segmentation and made the change in classification in order to more clearly report the business segment information. As a result, the business segment information which was previously presented by three segments (Alcoholic Beverages, Soft Drinks and Others) was classified into four segments (Alcoholic Beverages, Soft Drinks, Pharmaceuticals and Others) for the year ended December 31, 2003.

(Change in method of allocation of operating expenses)

The Company considered more rational standard of allocation for companywide operating expenses which better reflects the size of operations of each segment, as the Company promoted efficiency in domestic Alcoholic Beverages business by downsizing its workforce. Accordingly, the Company changed the method of allocation for those expenses from the previous standard of proportional allocation based on numbers of employees for each segment to the new standard of proportional allocation based on sales amount of each segment, in order to more accurately reflect in segment information the actual conditions under which such expenses are incurred.
As a result, operating expenses of Alcoholic Beverages segment increased by ¥ 4,950 million, operating expenses of Soft Drinks segment increased by ¥ 31 million, operating expenses of Pharmaceuticals segment decreased by ¥ 4,799 million, and operating expenses of Others segment decreased by ¥ 182 million for the year ended December 31, 2003 compared with what would have been reported under the previous method of allocation of operating expenses.

Business segment information as of December 31, 2002 and for the year then ended, restated to conform to the change in classification of business segment and the method of allocation of operating expenses, was as follows.

(¥ millions)

	Year ended December 31,2002						
	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
1 Unaffiliated customers	1,069,521	342,946	49,617	121,163	1,583,248	—	1,583,248
2 Intersegment	2,941	955	—	109,173	113,070	(113,070)	—
Total sales	1,072,463	343,901	49,617	230,337	1,696,319	(113,070)	1,583,248
Operating expenses	1,017,683	325,024	38,114	222,505	1,603,328	(109,869)	1,493,459
Operating income	54,779	18,876	11,502	7,832	92,991	(3,201)	89,789
Assets, depreciation and capital expenditure							
Assets	897,449	239,117	69,477	247,833	1,453,878	290,253	1,744,131
Depreciation	42,842	15,738	2,418	12,944	73,943	1,263	75,206
Capital expenditure	33,342	20,506	2,190	27,924	83,964	1,332	85,296

2. Geographical Segment Information

(¥ millions)

	Year ended December 31,2003					
	Japan	Asia, Oceania	Others	Total	Eliminations	Consolidated
Sales and operating income						
Sales						
1 Unaffiliated customers	1,397,805	140,363	59,340	1,597,509	—	1,597,509
2 Intersegment	1,977	1,105	1,662	4,744	(4,744)	—
Total sales	1,399,782	141,468	61,003	1,602,254	(4,744)	1,597,509
Operating expenses	1,319,280	121,066	56,513	1,496,861	(906)	1,495,954
Operating income	80,501	20,402	4,489	105,393	(3,838)	101,555
Assets	1,048,468	307,973	70,106	1,426,548	361,319	1,787,867

(¥ millions)

	Year ended December 31,2002					
	Japan	Asia, Oceania	Others	Total	Eliminations	Consolidated
Sales and operating income						
Sales						
1 Unaffiliated customers	1,404,629	121,769	56,849	1,583,248	—	1,583,248
2 Intersegment	2,035	1,223	1,518	4,777	(4,777)	—
Total sales	1,406,665	122,993	58,368	1,588,026	(4,777)	1,583,248
Operating expenses	1,333,980	106,905	53,790	1,494,676	(1,216)	1,493,459
Operating income	72,684	16,087	4,578	93,350	(3,561)	89,789
Assets	1,049,397	297,583	75,426	1,422,408	321,723	1,744,131

Notes: 1. *Geographic distances are considered in classification of country or area.*
2. Major countries or areas included in each segment except for Japan are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Others	USA, Europe

3. Amounts and major items included in "Eliminations" are the same as those described in Notes 3 and 4 in 1.Business Segment Information.

3. Overseas sales

(¥ millions)

	Year ended December 31,2003		
	Asia, Oceania	Others	Total
I Overseas sales	143,696	61,187	204,884
II Consolidated sales	—	—	1,597,509
III Percentage of overseas sales over consolidated sales(%)	9.0	3.8	12.8

(¥ millions)

	Year ended December 31,2002		
	Asia, Oceania	Others	Total
I Overseas sales	122,982	58,073	181,056
II Consolidated sales	—	—	1,583,248
III Percentage of overseas sales over consolidated sales(%)	7.8	3.7	11.4

Notes 1. Geographical distances are considered in classification of country or area.

2. Major countries or areas included in each segment are as follows;

Asia, Oceania	East Asia, Southeast Asia, Oceania
Other	USA, Europe

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(PRODUCTION, ORDERS RECEIVED AND SALES)

1. PRODUCTION PERFORMANCE

Production performance for the current fiscal year classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcoholic beverages	990,740	(1.9)
Soft drinks	123,846	8.4
Pharmaceuticals	58,422	23.5
Other	41,706	9.5
Total	1,214,714	0.4

(Note) The amounts are calculated based on sales price without consumption taxes.

2. ORDERS RECEIVED

Orders received for the current fiscal year classified by the type of business segment was as follows.

The Company and its subsidiaries manufacture their products based on their projection for market demand except for contract manufacture in "Alcoholic beverages" and "Soft drinks" segments and inspection machines and others in "Other" segment.

Business segment	Orders received		Backlog	
	Amount (¥ million)	Percentage change (%)	Amount (¥ million)	Percentage change (%)
Alcoholic beverages	567	152.9	—	—
Soft drinks	2,213	103.8	—	—
Pharmaceuticals	—	—	—	—
Other	8,815	11.4	1,056	(5.1)
Total	11,596	25.7	1,056	(5.1)

(Note) The amounts are calculated based on sales price without consumption taxes.

3. SALES PERFORMANCE

Sales performance for the current fiscal year classified by the type of business segment was as follows:

Business segment	Amount (¥ million)	Percentage change (%)
Alcoholic beverages	1,045,422	(2.3)
Soft drinks	359,622	4.9
Pharmaceuticals	57,540	16.0
Other	134,924	11.4
Total	1,597,509	0.9

(Note) The consumption taxes are not included in the above amounts.

The Company changed classifications of business segment for the year ended December 31, 2003.

"Percentage change" is calculated by comparing the current year's amounts to prior year's which are reclassified based on the new business segmentation.

(Related party transactions)

Disclosure for related party transactions is omitted because there have been no significant transactions with related parties.

(Per share information)

Year ended December 31, 2003	Year ended December 31, 2002
Shareholders' equity per share: ¥831.84	Shareholders' equity per share: ¥795.71
Net income per share (Primary): ¥33.27	Net income per share (Primary): ¥33.26
Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. Effective from the current fiscal year, the Company and its consolidated subsidiaries adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the year ended March 31, 2002 would have been reported as follows, if this new accounting standard were applied retroactively: Shareholders' equity per share: ¥795.43 Net income per share (Primary): ¥32.99 Net income per share (Diluted): —	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding.

Note: The basis for calculation of Net income per share was as follows.

		Year ended December 31, 2003	Year ended December 31, 2002
Net income	(¥ millions)	32,395	—
Amounts not attributable to common stock	(¥ millions)	251	—
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)		(251)	(—)
Net income attributable to common stock	(¥ millions)	32,144	—
Average number of common stock outstanding during the year	(thousand shares)	966,305	—
Summary of potential common stock which is not dilutive and is not included in calculation of Net income (Diluted)		—	—

Supplementary Documents

to the

Consolidated Financial Statements

as of, and for the year ended

December 31, 2003

Contents

KIRIN BREWERY COMPANY, LIMITED

February 19, 2004

Consolidated

1.Results of Operations

(¥ billions)

	2004 Forecast	2003 Actual	2002 Actual
Sales	1,700.0	1,597.5	1,583.2
Operating Income	106.0	101.5	89.7
Ordinary Income	102.0	94.6	84.4
Net Income	43.0	32.3	32.5

2. Scope of Consolidation and Application of Equity method

	2004 Forecast	2003 Actual	2002 Actual
Consolidated subsidiaries	310	309	305
Unconsolidated subsidiary under equity method	0	0	1
Affiated companies under equity method	14	15	16

3.Sales Details

(¥ billions)

	2004 Forecast		2003 Actual		2002 Actual	
Sales volume						
Alcoholic beverages	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Beer and *Happo-shu*	3,492	1.8%	3,430	(4.6%)	3,595	(0.8%)
	million cases		million cases		million cases	
Soft drinks	224	6.1%	211	9.3%	193	3.0%
Sales by business segments						
Total sales	1,700.0	6.4%	1,597.5	0.9%	1,583.2	1.4%
Alcoholic beverages	1,087.0	4.0%	1,045.4	(2.3%)	1,069.5	(0.8%)
Beer and *Happo-shu*	956.0	2.1%	936.3	(5.2%)	987.5	(3.8%)
Other alcoholic beverages	131.0	20.1%	109.0	33.1%	81.9	60.4%
Soft drinks	383.0	6.5%	359.6	4.9%	342.9	3.0%
Pharmaceuticals	60.0	4.3%	57.5	16.0%	49.6	1.1%
Other business	170.0	26.0%	134.9	11.4%	121.1	18.9%
Agribio	25.0	4.4%	23.9	30.6%	18.3	41.1%
Nutrient Food & Feed	47.0	28.6%	36.5	37.9%	26.4	143.0%
Other	98.0	31.6%	74.4	(2.5%)	76.3	(2.1%)

Consolidated

4. Profit Breakdown for the current fiscal year **(Actual)**

(¥ billions)

Item	'03Actual	'02Actual	Difference	Reference
Sales	1,597.5	1,583.2	14.3	
Increase in Operating Income of Parent Company			11.9	
Increase in Operating Income of other subsidiaries			0.4	Lion Nathan 4.9, Kirin Logistics (1.3), Decrease of consolidation difference due to investments in subsidiaries: (2.6), etc.
Decrease in Operating Income of Kirin Beverage			(0.5)	
Increase in Operating Income	101.5	89.7	11.8	
Increase of Non-operating income, net of Non-operating expenses of Parent Company			6.2	
Increase of Non-operating income, net of Non-operating expenses of Kirin Beverage			0.7	
Decrease of Non-operating income, net of Non-operating expenses of other subsidiaries			(4.3)	Lion Nathan (0.7), Eliminatioin of dividends (3.6), etc.
Equity in loss of affiliates, net			(4.2)	Kinki Coca-Cola Bottling (3.7), Kirin Amgen (1.2), etc.
Increase in Ordinary Income	94.6	84.4	10.2	
Increase of special income, net of special expenses of other subsidiaries			2.0	Kirin Distillery (1.0), Lion Nathan (1.9), Kirin Logistic 1.2, Elimination of investment devaluation in consolidation. net of taxes 3.7. etc.
Increase in Minority Interests			(0.9)	
Decrease of special income, net of special expenses of Kirin Beverage			(1.9)	
Decrease of special income, net of special expenses of Parent Company			(9.6)	
Decrease in Net Income	32.3	32.5	(0.2)	

Consolidated

5. Profit Breakdown for the next fiscal year **(Forecast)**

(¥ billions)

Item	'04forecast	'03Actual	Difference	Reference
Sales	1,700.0	1,597.5	102.5	
Increase in Operating Income of other subsidiaries			2.1	Decrease of consolidation difference due to devaluation of investments in subsidiaries: 2.6, etc.
Increase in Operating Income of Kirin Beverage			1.3	
Increase in Operating Income of Parent Company			1.1	
Increase in Operating Income	106.0	101.5	4.5	
Equity in gain of affiliates, net			4.9	Kinki Coca-Cola Bottling 5.0, etc.
Increase of Non-operating income, net of Non-operating expenses of other subsidiaries			0.2	
Decrease of Non-operating income, net of Non-operating expenses of Kirin Beverage			(0.2)	
Decrease of Non-operating income, net of Non-operating expenses of Parent Company			(2.0)	
Increase in Ordinary Income	102.0	94.6	7.4	
Increase of special income, net of special expenses of Parent Company			4.1	
Increase of special income, net of special expenses of Kirin Beverage			1.9	
Decrease of special income, net of special expenses of other subsidiaries			(1.4)	Kirin Distillery 0.9, Elimination of investment devaluation in consideration, net of taxes: (3.7), etc.
Increase in Minority Interests			(1.3)	
Increase in Net Income	43.0	32.3	10.7	

Consolidated

6. Major Expenses and Others

(¥ billions)

	2004 Forecast	2003 Actual	2002 Actual
Sales Promotion	220.0	144.2	136.3
Advertising		56.5	56.6
Research and development expenses	28.0	26.5	23.0
Depreciation	77.0	75.3	75.2
Financial profit, net	(4.0)	(6.0)	(4.9)
Capital Expenditures	89.0	59.7	85.4
Cash flows	25.0	24.8	(38.2)
Operating activities	125.0	118.4	87.7
Investing activities	(79.0)	(62.8)	(175.3)
Financing activities	(21.0)	(30.0)	50.6

7. Major Assets and Liabilities

(¥ billions)

	2003 Actual	2002 Actual	Increase (Decrease)	
Cash	133.1	108.1	25.0	Increase at Parent Company, etc.
Investment securities	351.3	330.9	20,.4	Unrealized holding gains due to stock price increases
Loans payable (Short-term and Long-term)	110.5	152.9	(42.4)	Decrease at Lion Nathan and Kirin Lease etc.
Bonds	167.4	129.9	37.5	Issued by Lion Nathan

Consolidated

8. Analysis of Operating Income by Business Segment

Fluctuation between 2003 Actual and 2002 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating Income in 2002	54.7	18.8	11.5	7.8	(3.1)	89.7
Increase (Decrease) in Gross Profit	0.3	19.4	5.6	0.1	2.0	27.4
Decrease (Increase) in Selling, general, and administrative expenses	13.0	(19.8)	(5.4)	(1.6)	(1.8)	(15.6)
Increase (Decrease) in Operating Income	13.3	(0.4)	0.2	(1.5)	0.2	11.8
Operating Income in 2003	68.0	18.4	11.7	6.3	(2.9)	101.5

Fluctuation between 2004 Forecast and 2003 Actual (¥ billions)

	Alcoholic beverages	Soft drinks	Pharma-ceuticals	Others	Eliminations	Total
Operating Income in 2003	68.0	18.4	11.7	6.3	(2.9)	101.5
Increase (Decrease) in Gross Profit	19.2	12.9	1.4	12.5	—	46
Decrease (Increase) in Selling, general, and administrative expenses	(13.8)	(12.2)	(2.4)	(11.2)	(1.9)	(41.5)
Increase (Decrease) in Operating Income	5.4	0.7	(1.0)	1.3	(1.9)	4.5
Operating Income in 2004	73.4	19.1	10.7	7.6	(4.8)	106.0

(Note) The Company changed classification of business segments and allocation method of operating expenses from the year ended December 31. 2003. Figures by business segments for the year ended December 31, 2002 were reclassified accordingly.

Consolidated

9. Sales and Operating Income by Major Companies

Sales

(¥ billions)

	2003 Actual	2002 Actual	Increase (Decrease)
Kirin Brewery Company, Limited	961.8	999.9	(38.1)
(Consolidated Subsidiaries)			
Kirin Beverage Corporation	347.6	319.2	28.4
Lion Nathan Ltd.	129.7	111.3	18.4
Kirin Logistics Co., Ltd.	79.4	78.7	0.7
Kirin Engineering Co., Ltd.	24.1	31.4	(7.3)
Takeda-Kirin Foods Corporation	25.3	13.5	11.8
(Affiliates)			
Kinki Coca-Cola Bottling Co., Ltd.	182.8	183.3	(0.5)
Yonekyu Corporation	95.4	89.3	6.1
San Miguel Corporation	316.4	329.2	(12.8)

Operating Income

(¥ billions)

	2003 Actual	2002 Actual	Increase (Decrease)
Kirin Brewery Company, Limited	55.9	44.0	11.9
(Consolidated Subsidiaries)			
Kirin Beverage Corporation	14.7	15.2	(0.5)
Lion Nathan Ltd.	27.5	22.6	4.9
Kirin Logistics Co., Ltd.	3.2	4.5	(1.3)
Kirin Engineering Co., Ltd.	1.2	1.3	(0.1)
Takeda-Kirin Foods Corporation	0.6	0.5	0.1
(Affiliates)			
Kinki Coca-Cola Bottling Co., Ltd.	5.9	5.4	0.5
Yonekyu Corporation	2.8	2.2	0.6
San Miguel Corporation	30.5	29.9	0.6

KIRIN BREWERY COMPANY, LIMITED

February 19, 2004

SUMMARY OF NON-CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 (UNAUDITED)

(English Translation)

Fiscal year ended December 31, 2003

KIRIN BREWERY COMPANY, LIMITED

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, Japan (URL http://www.kirin.co.jp/english/)

Code No.:	2503
Shares Listed:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Interim dividend plan:	Yes
Minimum numbers of shares to have voting rights:	1,000 shares
Representative:	Mr. Koichiro Aramaki, President
For further information, please contact:	Mr. Hideo Mori, Executive Officer, General Manager, Communications Dept. Telephone: 81- 3- 5540- 3450 from overseas

Date of the Board of Directors' Meeting for the annual operation results: February 19, 2004

Date of regular shareholders' meeting: March 30, 2004

1. Business results and financial positions for the current fiscal year (January 1, 2003 - December 31, 2003)

[Unit: Japanese yen (¥)]

(1) Results of operations:

(Fractions less than ¥1 million have been omitted.)

	Sales (¥ millions)	Percentage change (%)	Operating income (¥ millions)	Percentage change (%)	Ordinary income (¥ millions)	Percentage change (%)
Year ended December 31, 2003	961,830	(3.8)	55,911	27.0	71,935	33.6
Year ended December 31, 2002	999,920	(2.8)	44,024	25.9	53,831	20.8

	Net income (¥ millions)	Percentage change (%)	Net income per share primary (¥)	Net income per share diluted (¥)	Ratio of net income to shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to sales (%)
Year ended December 31, 2003	34,888	32.3	35.96	—	5.0	5.5	7.5
Year ended December 31, 2002	26,380	36.1	26.96	—	3.8	4.3	5.4

Notes : ①Average number of shares of common stock outstanding during the year:

December 31, 2003	966,511,272 shares
December 31, 2002	978,318,065 shares

②Change in accounting policies: None

③Percentage change means the ratio of increase or decrease in each item of business results for the year ended December 31, 2003 to those for the year ended December 31,2002.

(2) Dividends:

	Dividend per share for the year (¥)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend paid for the year (¥ millions)	Dividend pay-out ratio (%)	Ratio of dividends to shareholders' equity (%)
Year ended December 31, 2003	12.00	6.00	6.00	11,597	33.4	1.6
Year ended December 31, 2002	12.00	6.00	6.00	11,675	44.3	1.7

(3) Financial positions:

	Total assets (¥ millions)	Shareholders' equity (¥ millions)	Ratio of shareholders' equity to total assets (%)	Shareholders' equity per share (¥)
December 31, 2003	1,330,444	726,030	54.6	751.21
December 31, 2002	1,280,112	679,770	53.1	703.18

Note: ①Number of shares of common stock issued and outstanding:

December 31, 2003 966,297,979 shares

December 31, 2002 966,713,386 shares

②Number of treasury stock held:

December 31, 2003 18,210,408 shares

December 31, 2002 17,795,001 shares

2. Forecast of business results for the next fiscal year (January 1, 2004 - December 31, 2004)

	Sales (¥ millions)	Ordinary Income (¥ millions)	Net income (¥ millions)	Interim dividend per share (¥)	Year-end dividend per share (¥)	Dividend per share for the year (¥)
6 months ending June 30, 2004	455,000	29,500	17,000	6.50	—	—
Year ending December 31, 2004	999,000	71,000	38,000	—	6.50	13.00

(Reference) Forecasted net income per share (Year ending December 31, 2004) ¥39.19

Forecasted operating income (6 months ending June 30, 2004) ¥18,500 millions

Forecasted operating income (Year ending December 31, 2004) ¥57,000 millions

(Note) Please refer to page 8 for the assumptions and other matters related to the above forecast.

BALANCE SHEETS

(¥ millions)

ASSETS	(Note)	At December 31, 2003 Amount	Percentage over total assets	At December 31, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Assets						
Cash		79,798		54,838		24,960
Notes receivable, trade		832		2,088		(1,256)
Accounts receivable, trade		184,046		178,193		5,853
Marketable securities	(*2)	52		1,001		(949)
Merchandise		4,418		4,477		(59)
Finished goods		7,691		6,171		1,520
Semi-finished goods		8,167		9,089		(922)
Raw materials		12,402		13,559		(1,157)
Containers		2,753		3,260		(507)
Supplies		443		294		149
Advances		324		488		(164)
Other accounts receivable		17,922		18,482		(560)
Deferred income taxes		11,983		12,168		(185)
Other		5,918		4,128		1,790
Allowance for doubtful accounts		(4,174)		(4,327)		153
Total current assets		332,581	25.0	303,914	23.7	28,667
Fixed Assets						
Property, Plant and Equipment	(*1)					
Buildings	(*2)	113,410		120,449		(7,039)
Structures		17,142		18,514		(1,372)
Machinery and Equipment		117,322		130,748		(13,426)
Vehicles		314		412		(98)
Tools		9,778		9,832		(54)
Land	(*2)	111,114		113,263		(2,149)
Construction in progress		23,664		8,130		15,534
Total		392,746	29.5	401,351	31.4	(8,605)
Intangible Assets						
Leasehold rights		661		661		—
Trademarks		360		—		360
Utility rights		4,799		5,385		(586)
Total		5,820	0.4	6,047	0.5	(227)
Investments and Other Assets						
Investment securities	(*2)	229,483		190,820		38,663
Investments in subsidiaries and affiliates (capital stock)		263,669		257,612		6,057
Other investments		275		199		76
Investments in equity of subsidiaries and affiliates (other than capital stock)		8,184		8,184		—
Long-term loans		2,116		3,719		(1,603)
Long-term loans to employees		3		4		(1)
Long-term loans to affiliates		13,033		13,041		(8)
Receivables from debtors in bankruptcy or reorganization proceedings		3,475		—		3,475
Life insurance investments		36,126		34,985		1,141
Deposits paid		13,849		16,610		(2,761)
Real estate in trust		3,535		3,729		(194)
Deferred income taxes		25,345		39,075		(13,730)
Other		3,912		4,177		(265)
Allowance for doubtful accounts		(3,715)		(3,362)		(353)
Total		599,295	45.1	568,799	44.4	30,496
Total fixed assets		997,863	75.0	976,198	76.3	21,665
TOTAL ASSETS		1,330,444	100.0	1,280,112	100.0	50,332

(¥ millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	(Note)	At December 31, 2003 Amount	Percentage over total assets	At December 31, 2002 Amount	Percentage over total assets	Increase (Decrease) Amount
Current Liabilities						
Notes payable, trade		6,227		592		5,635
Accounts payable, trade		29,991		33,987		(3,996)
Short-term loans payable		14,500		17,500		(3,000)
Liquor taxes payable		113,252		111,206		2,046
Other accounts payable		16,461		13,030		3,431
Consumption taxes payable		10,024		9,549		475
Income taxes payable		14,093		8,467		5,626
Accrued expenses		37,418		37,566		(148)
Deposits received		55,746		59,386		(3,640)
Deposits received for containers		1,350		1,545		(195)
Other		4,986		10,056		(5,070)
Total current liabilities		304,053	22.8	302,888	23.7	1,165
Long-term Liabilities						
Bonds		110,000		110,000		—
Long-term debt		27,000		26,000		1,000
Employees' pension and retirement benefits		73,511		81,385		(7,874)
Retirement benefits for directors and corporate auditors		1,056		1,414		(358)
Reserve for loss on repurchase of land		4,969		—		4,969
Deposits received	(*2)	62,388		68,301		(5,913)
Other		21,433		10,350		11,083
Total long-term liabilities		300,359	22.6	297,453	23.2	2,906
TOTAL LIABILITIES		604,413	45.4	600,341	46.9	4,072
Common Stock	(*3)	—	—	102,045	8.0	(102,045)
Additional Paid-In Capital		—	—	70,868	5.5	(70,868)
Legal Reserve		—	—	25,511	2.0	(25,511)
Retained Earnings:		—	—	488,922	38.2	(488,922)
Voluntary Earned Surplus:						
Reserve for special depreciation		—		217		(217)
Reserve for deferred gain on sale of property		—		14,631		(14,631)
Reserve for dividends		—		6,450		(6,450)
General reserve		—		406,367		(406,367)
Unappropriated Retained Earnings		—		61,255		(61,255)
Net unrealized holding gains on securities		—	—	6,050	0.5	(6,050)
Treasury Stock		—	—	(13,628)	(1.1)	13,628
TOTAL SHAREHOLDERS' EQUITY		—	—	679,770	53.1	(679,770)
Common Stock	(*3)	102,045	7.7	—	—	102,045
Capital Surplus:		70,868	5.3	—	—	70,868
Additional Paid-in Capital		70,868		—		70,868
Retained Earnings:		537,573	40.4	—	—	537,573
Legal Reserve		25,511		—		25,511
Voluntary Earned Surplus:						
Reserve for special depreciation		196		—		196
Reserve for deferred gain on sale of property		13,927		—		13,927
Reserve for dividends		6,450		—		6,450
General reserve		421,367		—		421,367
Unappropriated Retained Earnings		70,119		—		70,119
Net unrealized holding gains on securities		29,528	2.2	—	—	29,528
Treasury Stock	(*4)	(13,985)	(1.0)	—	—	(13,985)
TOTAL SHAREHOLDERS' EQUITY		726,030	54.6	—	—	726,030
TOTAL LIABILTIES AND SHAREHOLDERS' EQUITY		1,330,444	100.0	1,280,112	100.0	50,332

STATEMENTS OF INCOME

(¥ millions)

	(Note)	Year ended December 31, 2003 Amount	Year ended December 31, 2003 Percentage over sales	Year ended December 31, 2002 Amount	Year ended December 31, 2002 Percentage over sales	Increase (Decrease) Amount
Sales		961,830	100.0	999,920	100.0	(38,090)
Cost of Sales		671,407	69.8	703,954	70.4	(32,547)
Gross Profit		290,423	30.2	295,965	29.6	(5,542)
Selling, General and Administrative Expenses	(*1,2)	234,511	24.4	251,941	25.2	(17,430)
Operating Income		55,911	5.8	44,024	4.4	11,887
Non-operating Income						
Interest income		600		726		(126)
Security interest		8		131		(123)
Return on funds in trust		—		210		(210)
Dividend income		12,969		9,318		3,651
Rent income		2,859		2,771		88
Gain on transactions related to gift coupon	(*3)	2,315		—		2,315
Other		2,118		2,068		50
Total		20,872	2.2	15,226	1.5	5,646
Non-operating Expenses						
Interest expense		1,181		1,199		(18)
Interest on bonds		863		761		102
Loss on disposal of finished goods		1,019		1,086		(67)
Foreign currency exchange loss		532		—		532
Other		1,251		2,372		(1,121)
Total		4,849	0.5	5,419	0.5	(570)
Ordinary income		71,935	7.5	53,831	5.4	18,104
Special Income						
Gain on sale of fixed assets	(*4)	405		1,923		(1,518)
Reversal of allowance for doubtful accounts		405		157		248
Gain on sale of investment securities		18		243		(225)
Total		829	0.1	2,324	0.2	(1,495)
Special Expenses						
Loss on disposal of fixed assets	(*5)	3,117		5,474		(2,357)
Loss on sale of fixed assets	(*6)	1,509		136		1,373
Loss on devaluation of investment securities		798		2,215		(1,417)
Loss on sale of investment securities		316		—		316
Loss on devaluation of investments in subsidiaries and affiliates		6,967		88		6,879
Expense of reserve for loss on repurchase of land		4,969		—		4,969
Loss on devaluation of land	(*7)	650		—		650
Loss on devaluation of real estate in trust		—		3,352		(3,352)
Total		18,328	1.9	11,268	1.1	7,060
Income before Income Taxes		54,436	5.7	44,887	4.5	9,549
Income Taxes (Current)		21,500		17,700		3,800
Income Taxes (Deferred)		(1,951)	2.0	807	1.9	(2,758)
Net Income		34,888	3.6	26,380	2.6	8,508
Retained earnings brought forward from the prior fiscal year		41,030		40,750		280
Dividends (interim)		5,799		5,874		(75)
Unappropriated retained earnings		70,119		61,255		8,864

PROPOSAL FOR APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS (¥ millions)

	Year ended December 31, 2003 Amount	Year ended December 31, 2002 Amount
Unappropriated retained earnings	70,119	61,255
Transfer from reserve for special depreciation	53	52
Transfer from reserve for deferred gain on sale of property	308	1,328
Total	70,480	62,636
Appropriations:		
Cash dividends	5,797	5,800
Bonuses to directors and corporate auditors	130	149
(Corporate auditors' portion included in the above)	(11)	(14)
Transfer to Voluntary Earned Surplus		
Transfer to Reserve for special depreciation	260	31
Transfer to Reserve for deferred gain on sale of property	307	624
Transfer to General reserve	23,000	15,000
Unappropriated retained earnings to be carried forward to the next fiscal year	40,983	41,030

Note 1: Interim dividends of ¥ 5,799,260,202 (¥6 per share) was paid on September 12, 2003.

Note 2: Transfer from/to "Reserve for special depreciation" and transfer from "Reserve for deferred gain on sale of property" are pursuant to the Special Taxation Measures Law of Japan. A portion of the transfer to "Reserve for special depreciation" and transfer to "Reserve for deferred gain on sale of property" resulted from the change in the statutory income taxes rate used for calculating deferred income taxes.

SIGNIFICANT ACCOUNTING POLICIES

1. Valuation of securities

(a) Equity securities issued by subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
(b) Available-for-sale securities with fair market value are stated at fair market value as of the balance sheet date. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using the moving-average method.
(c) Available-for-sale securities without fair market value are stated at cost determined by the moving-average method.

2. Valuation of derivative financial instruments

Derivative financial instruments are stated at fair market value.

3. Valuation of inventories

(a) Merchandise, finished goods and semi-finished goods are stated at cost determined by the periodic average method.
(b) Raw materials, containers and supplies are stated at cost determined by the moving-average method.

4. Depreciation and amortization of fixed assets

(a) Depreciation of property, plant and equipment is calculated using the declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method.
(b) Amortization of intangible assets is calculated using the straight–line method.
(c) Depreciation or amortization is calculated over the estimated useful lives in accordance with the Corporate Income Tax Law of Japan.

5. Method of providing major allowances and reserves

(a) Allowance for doubtful accounts

Allowance for doubtful accounts is provided in an amount sufficient to cover probable losses on collection. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

(b) Employees' pension and retirement benefits

The Company provides allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligations and the fair value of the plan assets at the end of the current fiscal year. Prior service cost is amortized on the straight-line method over 15 years. Actuarial differences are amortized on the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(Backgrounds for below-mentioned "Additional information")
Employees of Japanese companies are compulsorily included in the Welfare Pension Insurance Scheme operated by the government. Employers are legally required to deduct employees' welfare pension insurance contributions from their payroll and to pay them to the government together with employers' own contributions. For companies that have established their own Employees' Pension Fund that meets certain legal requirements, it is possible to transfer a part of their welfare pension insurance contributions (referred to as the "substitutional portion" of the government's Welfare Pension Insurance Scheme) to their own Employees' Pension Fund under the government's permission and supervision.

(Additional information)
Based on the enforcement of Defined Benefit Corporate Pension Law, Kirin Brewery Employees' Pension Fund, established by the Company, was permitted by the Minister of Health, Labor and Welfare on August 13, 2003 to be released from its future obligation for payments for the substitutional portion of the Welfare Pension Insurance Scheme.
The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥52,771 million as of December 31, 2003. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of the JICPA Accounting Committee Report No.13, "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" would be ¥17,498 million.

(c) Retirement benefits for directors and corporate auditors

Provision for retirement benefits for directors and corporate auditors represents 100% of such retirement benefit obligations as of the balance sheet date, calculated in accordance with policies of the Company.

(d) Reserve for loss on repurchase of land

The Company provides the reserve at an amount deemed necessary to cover the possible loss to repurchase the land, which was sold to the Organization for promoting Urban Development (the "Organization") in September 1998, leaving the right for the Organization to sell back the land to the Company on certain conditions. This is because it is deemed to be probable for the Organization to exercise the right considering the decline in price of the land.

6. Leases

Finance leases, except for those leases under which the ownership of the leased assets are considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

7. Hedge accounting

(a) Method of hedge accounting

1) If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company defers recognition of gains and losses resulting from the changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.
2) If forward foreign exchange contracts are used as hedges and meet certain hedging criteria, foreign currency receivables or payables are recorded at the contracted forward rates.
3) If interest rate swap contracts are used as hedges and meet certain hedging criteria, the net amount to be paid or received under the interest rate swap contracts is added to or deducted from the interest on the assets or liabilities for which the swap contract was executed.

(b) Hedging instruments and Hedged items

The following summarizes hedging derivative financial instruments used by the Company and items hedged:

Hedging instruments	Hedged items
Forward foreign exchange contracts etc.	Receivables and payables in foreign currency, Future transactions in foreign currency
Interest rate swap contracts, etc.	Interests on loans receivable and loans payable

(c) Hedging policy

The Company uses derivative financial instruments only for the purpose of mitigating (i) fluctuation risk of foreign currency exchange rates with respect to receivables and payables in foreign currency and future transactions in foreign currency, and (ii) fluctuation risk of interest rates with respect to loans receivable and loans payable.

(d) Assessment of hedging effectiveness

The Company evaluates the hedging effectiveness semi-annually by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

8. Consumption taxes

Consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes.

CHANGE IN ACCOUNTING POLICIES

1. Accounting standard for treasury stock and reversal of statutory reserves

Effective from the current fiscal year, the Company totally adopted the new accounting standard for treasury stock and reversal of statutory reserves (Accounting Standards Board Statement No.1, "Accounting Standard for Treasury Stock and Reversal of Statutory Reserves", issued by the Accounting Standards Board of Japan on February 21, 2002).

The adoption of the new accounting standard had no impact on net income.

As a result of the adopting this new accounting standard and application of the related revised disclosure requirements, Shareholders' Equity accounts in the Balance Sheet as of December 31, 2003 was presented differently from the prior fiscal year.

2. Accounting standard for earnings per share

Effective from the current fiscal year, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002).

The effect on earnings per share of the adoption of the new accounting standard is disclosed under the notes "Per share information".

CHANGE IN PRESENTATION

(NON-CONSOLIDATED STATEMENTS OF INCOME)

(a) Gain on transactions related to gift coupon was separately presented in "Non-operating Income" for the year ended December 31, 2003 to conform to the disclosure requirements. Such amount was ¥453 million for the year ended December 31, 2002, which was included in "Other" of "Non-operating Income".

(b) Foreign currency exchange loss was separately presented in "Non-operating Expenses" for the year ended December 31, 2003 to conform to the disclosure requirements. Such amount was ¥212 million for the year ended December 31, 2002, which was included in "Other" of "Non-operating Expenses".

NOTES TO:

(NON-CONSOLIDATED BALANCE SHEETS)

1. Accumulated depreciation of Property, Plant and Equipment

(¥ millions)

	At December 31, 2003	At December 31, 2002
Accumulated depreciation	547,163	527,983

2. Details of collateral

(1) Collateral (¥ millions)

	At December 31, 2003	At December 31, 2002
Marketable securities	11	—
Buildings	954	1,032
Land	439	439
Investment securities	—	14

(2) Secured borrowing (¥ millions)

	At December 31, 2003	At December 31, 2002
Postage charge (facility limit)	11	13
Deposits received	2,296	2,296

3. Shares authorized and issued

(shares)

		At December 31, 2003	At December 31, 2002
Number of stock authorized	Common stock	1,732,026,000	1,732,026,000
Number of stock issued	Common stock	984,508,387	984,508,387

4. Number of treasury stock held

(shares)

	At December 31, 2003	At December 31, 2002
Common stock	18,210,408	—

5. Receivables from and payables to subsidiaries and affiliates

(¥ millions)

	At December 31, 2003	At December 31, 2002
Accounts payable-trade, Short-term loans payable, Other accounts payable, Accrued expenses and other	28,168	29,228

6. Contingent liabilities

(1) Guarantees for subsidiaries and affiliated companies (¥ millions, Foreign currency: thousands)

	At December 31, 2003	At December 31, 2002
Kirin Lease Co., Ltd.	6,122	12,004
Kirin International Trading Co., Ltd.	2,050	2,050
Marinenet Co., Ltd.	1,336	3,290
Koiwai Dairy Products Co., Ltd.	1,150	800
Other	3,269	4,809
(Number)	(12)	(14)
Foreign currencies included in the above	2,507	3,232
	USD 10,434	USD 16,239
	Euro 6,414	Euro 5,488
	NTD 168,930	NTD 175,700

(2) Guarantees for employee's housing loan from banks (¥ millions)

	At December 31, 2003	At December 31, 2002
	10,553	11,599

(3) Guarantees for bank loans of customers (¥ millions)

	At December 31, 2003	At December 31, 2002
	123	144
(Number)	(2)	(2)
Total contingent liabilities	24,604	34,697
(Arrangements similar to guarantees included in the above)	(2,369)	(9,420)

7. Restriction on dividend distribution

At December 31, 2003	At December 31, 2002
Net assets increased by ¥29,528 million resulted from revaluating assets at fair market value as stipulated in Article 124, item 3 of the Enforcement Regulations of the Commercial Code of Japan, which is restricted for dividend distribution.	Available-for-sale securities with market value are remeasured at market values at the balance sheet date. Unrealized holding gains on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Such unrealized holding gains amounting to ¥6,050 million are restricted for dividend distribution in accordance with the Commercial Code of Japan.

(NON-CONSOLIDATED STATEMENTS OF INCOME)

1. Major elements of selling, general and administrative expenses

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Sales promotion	52,881	65,863
Freight	21,567	24,274
Advertising	30,027	31,895
Payroll	38,127	38,448
Employees' pension and retirement benefit expense	9,149	7,843
Expense for retirement benefits for directors and corporate auditors	172	339
Welfare	9,220	9,220
Depreciation	2,800	3,145
Research and development	24,682	21,565
Doubtful accounts expense	1,073	3,845
Percentage of selling expenses over selling, general and administrative expenses	About 69%	About 73%

2. Research and development expense included in selling, general and administrative expenses

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Total research and development expense	24,682	21,565

3. Gain on transactions related to gift coupon

(¥ millions)

Year ended December 31, 2003	Year ended December 31, 2002
Gain on transactions related to gift coupon includes (a) expenses on issuance and collection of gift coupon, and (b) reversal of deposits received on unused gift certificates for a certain period.	—

4. Gain on sale of fixed assets

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Land	382	1,915
Other	23	8
Total	405	1,923

5. Loss on disposal of fixed assets

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Buildings	981	2,783
Machinery and Equipment	1,342	2,058
Other	793	631
Total	3,117	5,474

6. Loss on sale of fixed assets

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Land	1,418	70
Other	91	65
Total	1,509	136

7. Loss on devaluation of land

(¥ millions)

Year ended December 31, 2003	Year ended December 31, 2002
Loss on devaluation of land is the estimated loss on a sales agreement of land that the Company concluded during the current fiscal year.	—

8. Transactions related to subsidiaries and affiliates

(¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Dividends received	10,165	6,740
Interest income, rent income and other	1,632	1,572

(LEASE TRANSACTIONS)

1. Finance lease transactions without ownership transfer to lessee

(1) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties (¥ millions)

	At December 31, 2003	At December 31, 2002
Structures		
Purchase price equivalent	–	7
Accumulated depreciation equivalent	–	6
Book value equivalent	–	0
Machinery and Equipment		
Purchase price equivalent	155	179
Accumulated depreciation equivalent	75	69
Book value equivalent	80	109
Vehicles		
Purchase price equivalent	14	14
Accumulated depreciation equivalent	10	7
Book value equivalent	4	6
Tools		
Purchase price equivalent	6,493	7,054
Accumulated depreciation equivalent	3,769	3,504
Book value equivalent	2,723	3,549
Total		
Purchase price equivalent	6,663	7,254
Accumulated depreciation equivalent	3,855	3,588
Book value equivalent	2,808	3,666

(2) Lease commitments (¥ millions)

	At December 31, 2003	At December 31, 2002
Due within one year	1,369	1,462
Due after one year	1,546	2,304
Total	2,915	3,767

(3) Lease expenses, depreciation equivalents and interest expenses equivalents (¥ millions)

	Year ended December 31, 2003	Year ended December 31, 2002
Lease expenses	1,703	2,032
Depreciation equivalents	1,577	1,908
Interest expenses equivalents	136	182

(4) Calculation method of depreciation equivalents

Depreciation equivalents are computed using the straight-line method over the lease terms without residual value.

(5) Allocation of interest expenses equivalents

Differences between total lease expenses and acquisition costs of the leased properties comprise interest expenses equivalents and insurance, maintenance and certain other operating costs.

Interest expenses equivalents are allocated using the interest method over the terms of leases.

2. Operating lease transactions

Lease commitments (¥ millions)

	At December 31, 2003	At December 31, 2002
Due within one year	148	151
Due after one year	328	473
Total	477	625

(Securities)

(Investments in subsidiaries and affiliates with market value)

At December 31,2003 (¥ millions)

	Book value	Market value	Difference
Investments in subsidiaries	101,766	181,889	80,122
Investments in affiliates	86,075	80,565	(5,509)

At December 31,2002 (¥ millions)

	Book value	Market value	Difference
Investments in subsidiaries	101,754	154,094	52,339
Investments in affiliates	85,701	87,559	1,857

(Deferred income taxes)

1. Significant components of deferred tax assets and liabilities

(¥ millions)

	At December 31, 2003	At December 31, 2002
Deferred tax assets		
Employees' pension and retirement benefits	25,381	27,672
Deferred charges	8,821	9,045
Depreciation	5,833	6,283
Other	27,436	22,911
Total deferred tax assets	67,472	65,913
Deferred tax liabilities		
Unrealized holding gains on securities	(20,266)	
Reserve for deferred gain on sale of property	(9,595)	(10,127)
Other	(281)	(4,542)
Total deferred tax liabilities	(30,144)	(14,669)
Net deferred tax assets	37,328	51,243

2. Significant components of difference between the statutory tax rate and the effective tax rate

At December 31, 2003		At December 31, 2002
Statutory tax rate	42.1%	As the difference between the statutory tax rate and the effective tax rate is less than 5% of the statutory tax rate, reconciliation schedule of tax rates is omitted.
Permanent difference-expenses	2.5	
Permanent difference-revenues	(3.1)	
Tax deduction for research expenses	(2.3)	
Other	(3.3)	
Effective tax rate	35.9%	

3. Change in statutory income tax rate

At December 31, 2003	At December 31, 2002
In accordance with the Act for Partial Revision of Local Tax Law proclaimed on March 31, 2003, the Company applied the reduced aggregate statutory income tax rate for calculating deferred tax assets and liabilities that are expected to be recovered or settled in the years commencing on January 1, 2005 or later. As a result, deferred tax assets (after deducting deferred tax liabilities) decreased by ¥1,030 million, income taxes (deferred) increased by ¥1,727 million, and net unrealized holding gains on securities increased by ¥697 million, compared with what would have been reported using the currently applicable income tax rate.	—

(Per share information)

Year ended December 31, 2003	Year ended December 31, 2002
Net assets per share: ¥751.21	Net assets per share: ¥703.18
Net income per share (Primary): ¥35.96	Net income per share (Primary): ¥26.96
Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding. Effective from the current fiscal year, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Accounting Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share", issued by the Accounting Standards Board of Japan on September 25, 2002). Earnings per share for the year ended March 31, 2002 would have been reported as follows, if this new accounting standard were applied retroactively: Net assets per share: ¥ 703.02 Net income per share (Primary): ¥ 26.81	Net income per share (Diluted) was not presented because there was no dilutive potential common stock outstanding.

Note: The basis for calculation of Net income per share was as follows.

		Year ended December 31, 2003	Year ended December 31, 2002
Net income	(¥ millions)	34,888	–
Amounts not attributable to common stock	(¥ millions)	130	–
(Bonuses to directors and corporate auditors by appropriation of unappropriated retained earnings included in the above)		(130)	(–)
Net income attributable to common stock	(¥ millions)	34,757	–
Average number of common stock outstanding during the year	(thousand shares)	966,511	–

Supplementary Documents

to the

Non-consolidated Financial Statements

as of, and for the year ended

December 31, 2003

Contents

KIRIN BREWERY COMPANY, LIMITED

February 19, 2004

Non-consolidated

1.Results of Operations

(¥ billions)

	2004 Forecast	2003 Actual	2002 Actual
Sales	999.0	961.8	999.9
Operating Income	57.0	55.9	44.0
Ordinary Income	71.0	71.9	53.8
Net Income	38.0	34.8	26.3

2.Sales Details

(¥ billions)

	2004 Forecast		2003 Actual		2002 Actual	
Sales volume of						
Alcoholic beverages business	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)	thousand KL	Increase (Decrease)
Low alcoholic beverages	2,665	4.6%	2,549	(4.7%)	2,674	2.1%
Beer	1,173	(6.5%)	1,255	(12.6%)	1,436	(14.0%)
Happo-shu	1,209	12.4%	1,075	(0.9%)	1,084	21.6%
Subtotal	2,382	2.2%	2,330	(7.6%)	2,521	(1.6%)
Chu-hi (Hyo-ketsu)	240	24.9%	192	43.6%	133	261.9%
Beer taste sparkling beverages(*)	20	73.4%	11	555.4%	1	2,152.1%
Other(*Two Dogs*,etc.)	23	57.9%	15	(14.4%)	17	(2.7%)
Sales volume by major brands	million cases		million cases		million cases	
LAGER	46.2	(8.7%)	50.6	(13.2%)	58.3	(17.7%)
ICHIBAN SHIBORI	41.8	(5.4%)	44.2	(12.0%)	50.2	(8.1%)
TANREI	81.3	7.5%	75.6	2.7%	73.6	10.1%
Breakdown of sales	999.0	3.9%	961.8	(3.8%)	999.9	(2.8%)
Alcoholic beverages	937.0	4.0%	901.0	(4.5%)	943.2	(3.0%)
Low alcoholic beverages	906.0	4.0%	871.5	(5.0%)	917.1	(3.0%)
Beer	472.0	(6.7%)	505.8	(12.5%)	578.2	(13.9%)
Happo-shu	355.0	16.2%	305.5	3.3%	295.7	15.0%
Subtotal	827.0	1.9%	811.4	(7.2%)	873.9	(5.9%)
Chu-hi (Hyo-ketsu)	65.0	27.4%	51.0	43.6%	35.5	264.3%
Beer taste sparkling beverages(*)	6.0	73.1%	3.4	414.2%	0.6	2,060.5%
Other(*Two Dogs,* etc.)	8.0	42.5%	5.6	(18.5%)	6.8	(6.1%)
Whiskey, Spirits and wines etc.	31.0	5.1%	29.4	12.8%	26.1	(1.7%)
Pharmaceuticals	58.0	4.8%	55.3	17.1%	47.2	0.5%
Other	4.0	(26.8%)	5.4	(42.1%)	9.4	6.7%

(*) Beer taste sparkling beverages include *Buckler* and *Malt Squash*.

Non-consolidated

3. Profit Breakdown for the current fiscal year **(Actual)**

(¥ billions)

Item	03 Actual	02 Actual	Difference	Reference
Sales	961.8	999.9	(38.1)	
Decrease of selling cost			16.9	Sales promotion and advertising :14.8 Freight :2.1
Decrease of raw materials cost of alcoholic beverages			7.2	Price increase of malt : (1.4) Price decrease of barley : 0.4 Price decrease of starch : 0.8 Price decrease of can, cardboard box : 5.3 Decrease of new types of bottles : 1.5
Other			6.4	Decrease of followings: Doubtful account expense 2.7, Public relations expense 0.6, Traveling expense 0.6 Increase of followings; Marginal profit of Pharmaceutical business:5.1 R&D expense (3.1), Sales commission (1.4), etc.
Decrease of depreciation			2.6	
Decrease of factory expenses			1.6	Decrease of production using new kegs : 1.2 Decrease of in-plant work : 0.5, etc.
Increase of labor cost			(0.6)	
Effect from price decreae of *Happo-shu*			(9.6)	
Decrease of marginal profit of alcoholic beverages business			(12.6)	Decrease in sales volume of beer : (20.8) Decrease in sales volume of *Happo-shu* : (0.9) Increase in sales volume of *Hyoketsu* : 5.5, Change in product mix, etc.
Increase in Operating Income	55.9	44.0	11.9	
Increase of Non-operating income, net of Non-operating expenses			6.2	Increase of financial profit, net: 3.1 Increase of gain on transactions related to gift coupon: 1.9
Increase in Ordinary Income	71.9	53.8	18.1	
Decrease of special income, net of special expenses			(8.6)	Increase of loss on devaluation of investments in subsidiaries and affiliates: (6.9), Expense of reserve for loss on repurchase of land: (4.9), Decrease of gain on sale of fixed assets: (1.5), Increase of loss on sale of fixed assets: (1.4), Increase of loss on devaluation of land(0.6), Decrease of loss on disposal of fixed assets: 2.4, Decrease of loss on devaluation of investment securities: 1.4, Decrease of loss on devaluation of real estate in trust: 3.3, etc.
Increase of income taxes			(1.0)	
Increase in Net Income	34.8	26.3	8.5	

Non-consolidated

4. Profit Breakdown for the next fiscal year **(Forecast)**

(¥ billions)

Item	04 Forecas	'03 Actual	Difference	Reference
Sales	999.0	961.8	37.2	
Increase of marginal profit of Alcoholic beverages business			11.2	Decrease in sales volume of beer: (9.7) Increase in sales volume of *Happo-shu:* 13.0 Increase in sales volume of *Hyoketsu*: 5.2 Change in product mix, etc.
Decrease of labor cost			1.8	
Decrease of raw materials cost of Alcoholic beverages			0.9	Price increase of barley: (0.7), Price increase of starch: (0.1), Price increase of hop: (0.3), Price increase of rice: (0.2), Price decrease of can/cardboard box: 2.2, etc.
Decrease of factory expense			0.8	
Increase of depreciation			(0.5)	
Other			(2.9)	Increase of followings; Marginal profit of Pharmaceutical business:1.1 R&D expense: (1.5), Sales commission: (1.3), Public relations expense: (1.0), Computer system expenses: (0.2), etc.
Increase of selling expense			(10.2)	Increase of following items; Sales promotion/Advertising (9.9), Freight (0.4), etc.
Increase in Operating Income	57.0	55.9	1.1	
Increase of Non-operating income, net of Non-operating expenses			(2.0)	Increase of financial profit, net: 0.3, Decrease of gain on transactions relating to gift coupon (2.4), etc.
Decrease in Ordinary Income	71.0	71.9	(0.9)	
Increase of special income, net of special expenses			10.6	Decrease of following items; Loss on devaluation of investments in subsidiaries 6.9, Loss on devaluation of land: 0.6 Expense of reserve for loss on repurchase of land 4.9, Increase of loss on sale of fixed assets (1.6)
Increase of income taxes			(6.5)	
Increase in Net Income	38.0	34.8	3.2	

Non-consolidated

5. Major Expenses and Others

(¥ billions)

	2004 Forecast	2003 Actual	2002 Actual
Sales Promotion	92.7	52.8	65.8
Advertising		30.0	31.8
Beer and *Happo-shu*	70.3	62.0	81.2
Chu-hi (Hyo-ketsu)	8.6	8.7	6.9
Research and development	26.1	24.6	21.5
Labor Cost	78.5	80.3	79.7
Depreciation	35.3	34.8	37.4
Financial profit, net	11.8	11.5	8.4
Number of Employees (Including temporary transfer from group companies)	5,700	5,771	6,346
Capital Investments	48.8	24.2	25.7
(Major Items)			
Redevelopment subsequent to closing of Hiroshima plant	12.0	5.5	—
Expansion of facilities at Takasaki pharmaceutical plant	2.0	1.7	—
Renewal of Okayama plant	0.3	1.1	6.9
Renewal of Fukuoka plant	1.4	0.1	—
Remodeling of facilities at Tochigi plant	1.1	0.0	—

6. Major Assets and Liabilities

(¥ billions)

	2003 Actual	2002 Actual	Increase (Decrease)	Description
Cash	79.7	54.8	24.9	Profit increase, Investments decrease, etc.
Investment securities	229.4	190.8	38.6	Unrealized holding gains due to stock price increase
Investments in subsidiaries and affiliates	263.6	257.6	6.0	Acquisition of shares of Kirin Distillery, Devaluation of investments, etc.
Deferred tax assets (Long-term)	25.3	39.0	(13.7)	Unrealized holding gains on investment securities, etc.
Other of Long-term liabilities	21.4	10.3	11.1	Deposits received for redevelopment at Hiroshima plant